Focused on High-Growth Global Life Sciences Markets



MDS
Science advancing health

2005 Annual Report



MDS is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments.

By the end of 2006, **95% of revenues** will come from **global markets.** MDS will have over **5,800** highly skilled **employees, operating in 27 countries,** and our **products and services** will be **distributed to over 90 countries.**

OPERATIONAL SUMMARY	2005 Revenue	Markets
 **MDS Pharma Services** • Contract research services for drug discovery and development	$543 million 36% of MDS 95% global*	• Biotechnology • Pharmaceutical • Generic drugs
 **MDS Nordion** • Medical isotopes for diagnostic and radiotherapeutic applications • Radiopharmaceutical development and manufacturing services • External beam therapy systems for treating cancer • Sterilization technology for medical and consumer products	$325 million 22% of MDS 97% global*	• Molecular imaging • Radiotherapeutics • Oncology • Cardiac imaging
 **MDS Sciex** • Advanced analytical instrumentation for drug discovery and development, clinical applications and environmental protection	$286 million 19% of MDS 90% global*	• Biotechnology • Pharmaceutical • Environmental
 **MDS Diagnostic Services** • Broad menu laboratory testing • Specialized clinical testing • Hospital laboratory management	$335 million 23% of revenue	• Health care

* REVENUE GENERATED OUTSIDE OF CANADA

GLOBAL PRESENCE


MDS Worldwide

2005 Achievements and Improvements	2006 Priorities
• Acquired SkeleTech, Inc. • Strong growth in backlog • Achieved Preferred Provider status in early-stage services for nine of top ten Pharma companies • Made progress on FDA review • Realigned Canadian bioanalytical operations • Closed sites in Geneva and Munich	• Complete FDA review and create best practice standards • Rebuild market position in bioanalytical services • Capacity expansion in drug safety assessment, early clinical research and central labs • Leverage Biomarker Alliance and Drug Development Programs • Focus late-stage efforts • Implement LeanSigma practices
• Aligned organization into functional teams • Announced availability of copper isotope for medical research • Signed cobalt supply agreement with Rosenergoatom • Entered chelating collaboration with Macrocyclics Inc. • Exited generic radiopharmaceutical business in Europe	• Resolve MAPLE contractual issues • Expand molecular imaging services and applications • Leverage Macrocyclics Inc. collaboration in the expansion of radiotherapeutic services • Launch Equinox™ platform • Implement clinical development program for TheraSphere® • Roll out LeanSigma
• Introduced five new products • Introduced MarkerView™ software • Integrated MALDI-TOF and TOF/TOF technologies • Opened Singapore manufacturing facility • Received AME Award for Manufacturing Excellence • Received 2005 Frost & Sullivan Award for Drug Discovery Technologies Product Innovation	• Initiate commercial production and sales of the CellKey™ System • Expand supply chain in Asia • Drive continued product and software innovations • Expand applications in applied markets • Introduce completely integrated systems
• Completed exit from US lab business • Achieved significant productivity through workforce initiatives • Launched LeanSigma and began implementation of process improvements • Made investments in productivity-enhancing equipment	• Explore strategic ownership alternatives • Expand EBITDA margins through further productivity measures • Implement LeanSigma process improvements across the business • Enhance Supply Chain Management capabilities and realize IT savings



Our new strategy is straightforward: focus on life sciences markets to drive growth and improve operating performance.

2005 FINANCIAL HIGHLIGHTS[1]

MDS made significant progress in executing on its strategy to focus the Company on the high-growth life sciences markets in 2005, a year in which the weakness of US currency served to offset growth across our businesses. We exited 2005 with positive revenue momentum and a more streamlined cost structure—one that positions us well to compete in the global life sciences markets.

Years ended October 31 (millions of Canadian dollars, except EPS)		2005		2004	% Change
FINANCIAL RESULTS					
Revenue					
Life Sciences	$	**1,154**	$	1,141	1%
Health	$	**335**	$	338	(1%)
	$	**1,489**	$	1,479	1%
EBITDA[2]					
Adjusted[3]	$	**241**	$	306	(21%)
As reported	$	**145**	$	195	(26%)
EPS					
Adjusted[3]	$	**0.82**	$	1.10	(25%)
As reported	$	**0.30**	$	0.44	(32%)
Cash from continuing operating activities	$	**145**	$	182	(20%)
Capital expenditures	$	**133**	$	108	23%
FINANCIAL POSITION					
Cash position, end of year	$	**265**	$	296	(10%)
Total assets	$	**2,680**	$	2,637	2%
Net debt	$	**203**	$	189	7%
Shareholders' equity	$	**1,425**	$	1,421	–

1 From continuing operations
2 Earnings before interest, taxes, depreciation and amortization
3 Before restructuring and other charges

The pace of change accelerated at MDS in 2005, with new leadership and a new strategy focused on growth in the life sciences markets.

When I joined the Board of MDS in 2004, an action plan to transform this Company and establish a new platform for growth was well under way. The Company had grown and established leadership in some very attractive markets. However, the pace of growth had slowed in recent years and financial performance was lagging. John Rogers, who was with the Company from the early days and was a key architect of its growth into a dynamic global enterprise, recognized the need for change, and he and his team embarked on a massive undertaking.

Part of the action plan was to establish clear lines of succession throughout senior management and John had the vision and courage to reach out to a new generation of leadership when he announced a search for a successor in 2004. The Board was involved with the comprehensive search process, and we were very pleased to recruit Stephen P. DeFalco, who became CEO in July. Stephen is a bold, decisive and seasoned executive who brings considerable global industry experience to the table at this critical time.

Stephen proceeded immediately in addressing our priorities and worked closely with management and with the Board in developing the new strategy to focus the Company and improve performance that he announced in September. We endorsed the strategy wholeheartedly and unanimously. This was not a rubber stamp, but a reflection of our own participation in the process, and the quality and clarity of the strategy.

It has been a remarkable year of change at MDS—for the Board of Directors as well as for the Company—as you will see in my message in the Corporate Governance section on page 18 of this report.

As we move forward in a new era, we owe John Rogers a great debt of thanks, and we look forward to Stephen DeFalco's leadership as we chart an exciting future for MDS.



John T. Mayberry
Chairman

Last spring, when I made my decision to join as Chief Executive Officer, I could see that MDS had tremendous potential. The global life sciences markets are some of the most robust and exciting markets in the world. I could see how strongly MDS was positioned in these markets, and I understood what an exciting and compelling opportunity lay ahead.



Stephen P. DeFalco
President and
Chief Executive Officer

MDS end markets in life sciences are global: they make a significant contribution to the health and well-being of people and have strong, long-term growth drivers. Our businesses within these markets are well positioned competitively, with well-recognized brands and strong product and service capabilities.

The challenge for MDS is to improve both operational effectiveness and profitability, while capitalizing on growth opportunities. These actions will translate our market potential into exciting returns for shareholders and an enriching experience for customers and employees.

The Board and executive team were already well advanced in this process when I joined. Together we were able to accelerate the development and implementation of a plan that will take MDS into a new era of growth and prosperity. **This new strategy is straightforward: focus on life sciences markets to drive growth and improve operating performance.**

Driving Performance

Stephen P. DeFalco
President and CEO

Andrew W. Boorn
President, MDS Sciex

Jim A. H. Garner
Executive Vice-
President, Finance
and CFO

Thomas Gernon
Chief Information
Officer



Focus on Life Sciences: Robust markets with strong drivers

Rapid technology development in our end markets in health care around the world is creating exciting opportunities for MDS. We see increasing use of diagnostic imaging and radiopharmaceuticals, the rapid and safe development of therapeutics, and a growing emphasis on understanding molecular pathways as key trends driving growth for MDS companies.

MDS will focus on the three businesses which serve these markets and position us to effectively capitalize on these trends: MDS Pharma Services, MDS Nordion and MDS Sciex. This focus effectively doubles the growth rate of the end markets MDS serves from 3%–5% to 7%–10% annually.

MDS Pharma Services

Our Pharma Services business is the sixth largest global provider of contract research services and the leading global provider of early-stage services. In 2005, our revenue grew by 7% in spite of challenges in our bioanalytical business. We focused the business on its highest potential opportunities to position it for more profitable growth by closing and divesting a number of small businesses that were not contributing to overall performance. We streamlined the management team, realigned accountability and recruited a new head of finance. MDS Pharma Services' new strategic focus, paired with initiatives within the Drug Development and Biomarker programs, positions the Company for strong performance in 2006.

Gilbert Godin
President, MDS
Pharma Services

Kenneth Horton
Executive Vice-
President, Corporate
Development and
General Counsel

James M. Reid
Executive Vice-
President,
Organization
Dynamics

Hans K. Thunem
President, MDS
Diagnostic Services

Steve West
President,
MDS Nordion



MDS Nordion

MDS Nordion is the leading provider of medical isotopes used in more than 25,000 diagnostic imaging procedures each day around the world. In 2005, our revenue decreased by 7%. By realigning MDS Nordion's organizational structure to become more customer-centric, and strengthening our sales and marketing team, MDS Nordion will more aggressively pursue opportunities for growth in the fields of molecular imaging and radiotherapeutics.

MDS Sciex

MDS Sciex is the acknowledged leader in the $3.0 billion market for analytical instrumentation— one that we traditionally served through the provision of high-quality mass spectrometers. Our revenue grew by 1% in 2005 and we launched a record five new instruments, four of which built upon our traditional strengths and rounded out our portfolio of mass spectrometers. The fifth took us into a related and high potential new field of cellular analysis. The CellKey™ System is an exciting new technology that enables real time, label-free cellular screening. We initiated an Asian supply chain strategy and opened a Singapore manufacturing site. In 2006, we will begin to realize the potential of our new product introductions, ushering in a new phase of growth.

Refining our focus—exiting non-core businesses

As we focus on our life sciences businesses, we are proceeding with plans to exit those businesses which are no longer central to our strategy. In November 2005, we completed the sale of our interest in Source Medical to Cardinal Health in a $79 million cash transaction. In December 2005, we sold the retail arm of MDS Capital Corp.

We are continuing with our plans to maximize the value of MDS Diagnostic Services for shareholders. The decision to exit the Canadian lab business was one of the toughest decisions we made this year at MDS. This is a jewel of a business and one on which the Company was founded over 30 years ago. However, as we evaluated it in the context of a global life sciences strategy it became clear to us that it would best prosper under an alternate ownership.

Having made the decision to maximize the value of this leading Canadian lab franchise for shareholders, the new team at MDS Diagnostic Services embarked on the path of enhancing productivity and profitability. In the last quarter of 2005, with their new strategy and focus, the diagnostics team delivered significant EBITDA margin expansion and, in doing so, increased the value of this franchise for MDS shareholders. I want to commend the efforts of this team who have been relentless in their focus on reducing cost while continuing to do what they have done so well over the years—serving the laboratory needs of patients and physicians every day across Canada.

Improving operating performance to compete more effectively

With the new focused platform, we have proceeded with our plans to drive profit margin improvement. In 2005, we instituted more cost-effective operating processes and implemented a leaner, more accountable and more agile management structure.

Four new core operating processes have been instituted to drive results, improve quality and enhance customer service across the enterprise:

> **Business Performance Reviews**—Detailed monthly reviews of operating results designed to increase accountability, improve customer responsiveness and drive decision-making.

> **Talent Management**—Biannual talent reviews to identify high potential employees and provide our best people with enriched career paths while setting a performance orientation across the workforce.

> **Customer/Competition/Capital**—An annual process to drive strategy development and ensure capital is deployed to the most attractive growth opportunities.

> **Operational Excellence**—World-class benchmarking and a LeanSigma toolkit to enhance quality, reduce waste, drive efficiency and deliver outstanding customer service.

The organizational structure of MDS has been realigned with a dramatic reduction in the size and scope of the corporate centre. MDS will be led by a leaner corporate centre, focused on strategy, capital allocation, operating performance improvements, talent management and compliance. We have reduced layers of management and pushed down decision-making to improve agility and competitiveness. The Enterprise Services group was dismantled and overall corporate staff was reduced by 36%.

Each division drove similar changes and reduced division senior and middle management by 20% and 12%, respectively. In 2005, MDS eliminated nearly 700 positions (8% of total workforce). More importantly, MDS succeeded in simplifying its organization while limiting the impact on front-line employees (and therefore, the customer).

The executive team was strengthened with Tom Gernon joining as Chief Information Officer. In December, Ken Horton joined to lead Corporate Development and serve as General Counsel.

These changes position MDS to compete more effectively in the global life sciences market. As we look to the future, we are enthusiastic about the prospects for our Company and the impact we can have on the health and well-being of people all over the world.

Proceeding with confidence to realize the potential of MDS

We exit 2005 having made steady progress in executing our strategy. We enter 2006 with strong businesses, a lower cost structure, a clarified strategy, an aligned senior team committed to execution, and a strong financial position. Throughout 2006, we will continue to focus on expanding our EBITDA margins as we drive top-line growth.

When I joined MDS, I could see the opportunities, and I have found that the potential is even greater than first imagined. I have found that the culture is strong, positive and responsive to change, and we have an energized and focused management team and a well-aligned and supportive Board of Directors.

It is only appropriate as we look forward with such optimism that we pause to recognize those who have positioned MDS so well. John Rogers retired on October 31, 2005 after 33 years of service to the Company. John's unwavering commitment built MDS from a local provider of laboratory services to the global life sciences leader it is today. In his honour, MDS has endowed the John Rogers Scholarship at the University of Toronto's Joseph L. Rotman School of Management, and on behalf of all stakeholders, I congratulate him on his distinctive leadership.

Employees across the Company have responded favourably to the challenges we have faced in 2005, and we enter 2006 with great enthusiasm. Each leader has an expanded role with greater autonomy to serve customers and speed execution. I am excited by the prospects for MDS, and I believe we are aligned to execute strongly for our shareholders in 2006 and the years ahead.

Stephen P. DeFalco
President and
Chief Executive Officer

Our Business in 2005

MDS Inc.
> $1,489 million in revenue
> End markets growing at 3%–5% annually
> 65% global revenue*
> Over 8,800 employees

* REVENUE GENERATED OUTSIDE OF CANADA

MDS Pharma Services	One of the world's leading contract research organizations, providing the full spectrum of drug discovery and development services
MDS Nordion	A world leader in medical isotopes for molecular imaging, the development and manufacturing of radiotherapeutics and sterilization products and services for the diagnosis, prevention and treatment of disease
MDS Sciex	A leading global supplier of analytical instruments and technology solutions for drug discovery and development, semiconductor production, environmental protection and clinical applications
MDS Diagnostic Services	The leading provider of laboratory testing and management services in Canada
Source Medical	Canada's leading distributor of medical, surgical and laboratory products
MDS Capital Corp.	A leading North American venture capital company focused exclusively on emerging life sciences companies

Our Business in 2006

MDS Inc.
> End markets growing at 7%–10% annually
> More than 95% global revenue*
> Over 5,800 employees

On September 1, 2005, we announced a new strategic plan to focus our resources and management on opportunities within the fast-growing, global life sciences markets. This includes our market-leading positions in pharmaceutical contract research served by MDS Pharma Services, molecular imaging and radiotherapeutics served by MDS Nordion, and analytical instruments served by MDS Sciex. This shift in portfolio towards the life sciences markets enables us to generate higher growth rates consistent with that of our end markets.



MDS Nordion

> $325 million F2005 revenue
> US$2.8 billion global market
> Market growth rate of 5%–8% annually
> Distribute to more than 70 countries
> Over 700 employees

MDS Pharma Services

> $543 million F2005 revenue
> US$15.0 billion global market
> Market growth rate of 10%–14% annually
> Provide services in 26 countries
> Over 4,000 employees







MDS Sciex

> $286 million F2005 revenue
> US$3.0 billion global market
> Market growth rate of 8%–11% annually
> Distribute to 56 countries
> Over 500 employees

MDS Pharma Services

> **Sixth largest global contract research organization**

> **World's leading provider of early-stage drug development services**

> **Provide drug discovery and development services in 26 countries**

FOCUS ON
**HIGH-GROWTH
LIFE SCIENCES
MARKETS**

Drug development

- Global market of US$15.0 billion
- Market growing at 10%–14% annually

**STEADY
GROWTH IN
BACKLOG**
(US$ million)



	'04	'05		'04	'05		'04	'05		'04	'05
	240	315		265	305		285	315		300	340
	|— Q1 —|			|— Q2 —|			|— Q3 —|			|— Q4 —|	

2005 Achievements

> Expanded our market-leading pharmacology position with the acquisition of SkeleTech, Inc.

> Increased backlog by 13% year-over-year

> Achieved preferred provider status in early-stage services for nine of the top ten pharmaceutical companies

> Made significant progress on the FDA review

> Realigned the Canadian bioanalytical operations

> Closed non-core sites in Geneva and Munich



"With increased industry emphasis on drug safety, we are seeing robust growth in the safety assessment and early clinical research sectors. To effectively position our clients for success, we are shifting from activity-based measures to milestone-based outcomes. Our strategic priorities are to enhance our service delivery, deepen our technical competence and hold the industry-leading reputation for quality."

Gilbert Godin
President, MDS Pharma Services



INCREASED R&D SPENDING AND OUTSOURCING
Pharmaceutical companies are spending US$90 billion on drug development, with over US$13 billion being outsourced, as they turn to contract research organizations to provide value-added drug discovery solutions. Our commitment to quality, efficiency and service innovation has led to new business wins that are reflected in our steady growth in backlog.

PRESSURE TO DEVELOP DRUGS FASTER AND LESS COSTLY
There is increased pressure on pharmaceutical companies to develop drugs in less time and at reduced costs. Through our Drug Development Program we offer strategic management and execution of drug development plans. This increases the efficiency of development plans while minimizing the risk to pharmaceutical companies, all in a cost-effective manner.

2006 Priorities

We have made tremendous progress in repositioning the Company in 2005 and will continue to focus our efforts on developing our areas of strength. In keeping with this strategy, we will:

> complete the FDA review and implement best practice standards developed through this process,

> rebuild our market position in bioanalytical services,

> complete capacity expansions in drug safety assessment, early clinical research and central labs,

> leverage the Biomarker Alliance and Drug Development Programs,

> strengthen our global clinical offering, and

> achieve operational improvements through the implementation of LeanSigma practices.

Opportunities

Pharmaceutical and biotech companies are turning to clinical research organizations for value-added solutions to develop safe medicines more quickly and at reduced costs. We are meeting this growing need by building strategic relationships with our clients and by offering a unique suite of services.

Our new Drug Development Program is a partnering model that offers our clients the guidance and execution of a drug development plan, using the Company's full spectrum of discovery, preclinical and clinical services. This decision-based strategy provides clients with cost-efficient drug development and optimal risk management. As a partner of choice, we currently conduct 30 programs which represent $25 million in revenues—a 75% increase over last year.

The Biomarker Alliance, a collaboration with Caprion Pharmaceuticals, Gentris Corporation, and Massachusetts General Hospital Department of Radiology, is a best-in-class biomarker discovery and development service. We are the only organization providing single-point access to proteomics, pharmacogenomics, imaging, assay development and clinical testing in an integrated offering. Our biomarker services enable our clients to make key decisions earlier and develop drugs faster with high rates of clinical and regulatory success.

Industry focus on drug safety has fuelled growth in the drug safety assessment and early clinical research markets, which are growing at annual rates of 15% and 12%, respectively. As our capacity expansions become operational in 2006, we are well positioned to benefit from this robust demand.

Each of these initiatives positions us well to service the US$15.0 billion market that is growing at 10%–14% annually.

MDS Nordion

> **A world-leading provider of medical isotopes for molecular imaging**

> **Leading global developer and manufacturer of radiotherapeutics for the treatment of non-Hodgkin's lymphoma**

> **World leading provider of sterilization products and services and blood irradiators**

> **Customers in more than 70 countries**

FOCUS ON
HIGH-GROWTH
LIFE SCIENCES
MARKETS

Molecular imaging and radiotherapeutics

• Global market of US$2.8 billion
• Market growing at 5%–8% annually



2005 Achievements

> Introduced commercial availability of copper-64, an imaging isotope used principally in positron emission tomography (PET)

> Enhanced and diversified our cobalt-60 supply through an agreement with Rosenergoatom to 2018

> Entered a research and development collaboration with Macrocyclics Inc. to develop innovative, bifunctional chelates for use in molecular imaging and targeted radiotherapeutics

> Completed the exit of the generic radiopharmaceutical business in Europe



"At MDS Nordion, we are playing a growing role in diagnostic imaging and drug discovery—providing opportunities to increase our role to support our customers. Strategically, we aim to develop these opportunities by increasing our technical capabilities, leveraging our infrastructure and building a broader array of services."

Steve West
President, MDS Nordion

INCREASING DEMAND FOR MOLECULAR IMAGING ISOTOPES
Global use of molecular imaging procedures is on the rise. In the US alone, nearly 20 million molecular imaging procedures are performed annually with 14 million of these being cardiac studies. We are a leading supplier of medical imaging isotopes for cardiac imaging.



GROWING NEED FOR MORE TARGETED CANCER TREATMENTS
The growing incidence of cancer is driving the need for more effective treatments. TheraSphere®, our radiotherapeutic medical device, is an innovative treatment for primary liver cancer. This treatment involves injecting tiny glass beads containing a microscopic level of radiation into the blood vessels that feed cancer tumours in the liver. This allows radiation to be delivered in a highly targeted way and with fewer side effects.

2006 Priorities

In 2005, we identified a number of growing areas in our industry. In 2006, we are committed to expanding our capabilities and service offerings in these areas. In keeping with this strategy, we will:

> expand molecular imaging services and applications,

> leverage the Macrocyclics Inc. collaboration in the expansion of radiopharmaceutical services,

> launch the Equinox™ platform for external beam therapy,

> develop the market opportunity for TheraSphere®, our innovative treatment for liver cancer, and

> build our profile by strengthening our sales, marketing and business development efforts.

Opportunities

Globally, patients are demanding quicker diagnosis and more effective therapies. Our products and services allow physicians to diagnose disease earlier and to administer more targeted, and therefore more effective, treatments.

We are the leading supplier of medical isotopes used for molecular imaging procedures. Molecular imaging allows physicians to track the progression of disease and select the right treatment, ultimately leading to better patient outcomes. Use of molecular imaging is becoming more prevalent in identifying disease, particularly in cardiology, oncology and neurology. Our existing capabilities position us well to participate in this $1.8 billion market, growing at 10% annually. Molecular imaging is also proving to be a very useful tool further upstream in the drug development process. Our current capabilities and plans for further development position MDS Nordion to be one of the key suppliers of molecular imaging services for pharmaceutical companies in the drug development process.

We develop and manufacture radiopharmaceutical products, for more targeted treatments, in our cGMP facility. Recently, we entered into a research and development collaboration with Macrocyclics Inc. to develop innovative, bifunctional chelates for use in targeted radiopharmaceuticals. Bifunctional chelates increase the safety and efficacy of radiopharmaceutical and other imaging drugs while improving their ease of production. We will leverage this collaboration to enhance our service platform by offering new compound development. With a strong position in the manufacturing of radiopharmaceuticals for the treatment for non-Hodgkin's lymphoma, we have a solid base from which to grow. The radioimmunotherapeutics market is $50 million and projected to grow at 10% annually.

MDS Sciex

> **Market leader in triple-quad, QqTOF and MALDI TOF/TOF instrumentation**

> **Leading provider of ICP/MS instruments for environmental testing**

> **Second largest provider of ion traps, having entered this space in 2002**

> **Serving customers in 56 countries**

FOCUS ON
HIGH-GROWTH
LIFE SCIENCES
MARKETS

Analytical instruments

- Global market of US$3.0 billion
- Market growing at 8%–11% annually

FIVE-YEAR R&D INVESTMENT CHART

F2001	F2002	F2003	F2004	**F2005**
33	43	55	59	80

2005 Achievements

> Introduced five new instruments: API 5000™, 3200 Q TRAP®, API 3200™, 4800 MALDI TOF/TOF™, and the CellKey™ System

> Introduced MarkerView™ software for metabolomics and biomarker profiling analysis

> Integrated acquisition of MALDI TOF/TOF technologies, establishing market-leading position

> Opened Singapore manufacturing facility

> Received the AME Award for Manufacturing Excellence

> Received the 2005 Frost & Sullivan Award for Drug Discovery Technologies Product Innovation





"We have a clear strategic direction at MDS Sciex—an ongoing focus on R&D and advancing the frontier of technology in mass spectrometry. In the past year we have had five major product introductions and achieved a major technological breakthrough with the CellKey™ System. We strive to help researchers around the world advance their understanding of how protein pathways can unlock medical mysteries."

Andrew W. Boorn
President, MDS Sciex



URGENT NEED TO DEVELOP DRUGS FASTER AND CHEAPER
Pharmaceutical companies are under pressure to develop safe, effective and affordable drugs faster. To assist in their challenge, we produce highly advanced mass spectrometers for use in drug development. Our commitment to research and development allows us to introduce instruments with enhanced capabilities enabling our customers to make better decisions during the costly process of bringing new drugs to market.

UPDATED TECHNOLOGY FOR APPLIED MARKETS
The 3200 Q TRAP® is one of our new mass spectrometers introduced this year. It offers significantly improved sensitivity, throughput, and robustness for pharmaceutical research. This instrument is also expanding our customer base, displacing older technologies in applied markets such as environmental, forensic, and clinical research.

2006 Priorities

2005 was a record year of product introductions, having launched five new instruments. We will look to expand our market-leading position in 2006 and drive top-line growth by:

> focusing research and development to expand our capabilities in mass spectrometry and related fields,

> identifying new applications for existing products in applied markets including environmental, forensic and clinical, and

> providing single source solutions of fully integrated systems.

To further enhance our profitability in highly competitive markets, we are establishing a lower-cost manufacturing capability. In 2006, we will:

> start commercial production of the CellKey™ System in Singapore, and

> establish a supply chain in Asia.

Opportunities

The struggle to reduce the time required to get drugs to market fuels demand for more advanced technologies. Our investment in R&D continues to climb as we maintain our technology advantage by introducing new, cutting-edge instruments.

In the latter part of 2005, we introduced the CellKey™ System, a system that measures endogenous receptors in cell lines and primary cells. It does this label-free, meaning it is lower cost, easier to use and more representative of biology. The CellKey™ System is a single integrated platform and therefore reduces drug development time. This establishes us in a new market valued at $900 million and growing at 7%–11% annually.

Subsequent to year-end, we introduced Tempo™ Liquid Chromatography systems. These new instruments, when coupled with our mass spectrometers, form completely integrated systems. This product line provides our customers with reliable, easy-to-use, high performance liquid chromatography capabilities while integrating seamlessly with our mass spectrometers and can be used in proteomics, biomarker, and drug discovery studies.

Our instrument innovations allow us to maintain our leading positions in these large, high-growth markets.



HEALTH-RELATED CHARITIES AND EVENTS

MDS has identified the fight against cancer as our major cause.
We actively support, both financially and through direct involvement,
many local, national and international initiatives such as the Canadian
Cancer Society's Relay For Life, the MDS Nordion Race Day, Doctors
Without Borders, Colorectal Cancer Screening Initiative Foundation,
Camp Oochigeas, Wellspring and the Western Ottawa Community
Resource Centre, to name a few.

MDS in the Community

The fundamental objective of our Corporate Citizenship
program is to make a distinctive contribution to the health
and well-being of people around the world. We do this by
supporting initiatives, both financially and through direct
involvement, at all levels—globally, nationally and locally.





EMPLOYEE VOLUNTEER PROGRAM
We take great pride in our employees putting our values into action within their communities. We are pleased to recognize and encourage their efforts through our Employee Volunteer Program. This program is designed to support the causes that are important to our employees. Through the Employee Volunteer Program, MDS makes donations to cultural and sports organizations, health-related causes, humanitarian projects and a wide variety of other charitable activities and organizations.

SCIENTIFIC RESEARCH AND EDUCATION
MDS recognizes the importance of scientific research in the efforts to understand and cure disease. We are committed to applying science to advance health, and the education of our future scientists is of significant importance. MDS is also proud to sponsor and partner with a number of academic institutions in recognizing outstanding scientific contributions through the funding of bursaries, scholarships and scientific chairs.

We are committed to making a difference.

At MDS, our core purpose is to make a distinctive contribution to the health and well-being of people around the world. We operate according to our core values of commitment to excellence, mutual trust, integrity and genuine concern and respect for people.

Our core purpose encompasses all our stakeholders, and our values drive our commitment to strong corporate citizenship and social responsibility. What we achieve through our businesses is important for all stakeholders and for society, and we take great pride in the achievements of charitable organizations and community groups that share our purpose.

Our focus is health-related charities, scientific research and education, and our communities—organizations that make a direct contribution to health and well-being.

We also take great pride in the way employees across the Company put our values into action through their own contributions to their communities. We recognize and encourage their exceptional efforts through our Employee Volunteer Program.

Our commitment is unwavering, and our ability to act on it will be strengthened as we change, grow and build on global leadership. As we achieve our business goals, we will be in a position to contribute more and have an ever-growing impact, building sustainable value for all stakeholders.

Many of the projects we support involve a significant commitment over a number of years. We participate in these projects because the outcome will make a distinctive difference to the health and well-being within the communities where we operate.

"The mandate of the Colorectal Cancer Screening Initiative Foundation is to promote public awareness about the prevalence and preventability of colorectal cancer and to promote screening for the disease. Colorectal cancer is the second leading cause of death from cancer. It is a disease that is up to 95% preventable with timely and thorough testing. The key to prevention is education. MDS has played an integral role in helping us achieve our mandate by supporting our Family Matters brochure and our website. Both of these tools have been key to raising public awareness about the benefits of screening for colorectal cancer."

Heather Gardiner
Chairman, Colorectal Cancer Screening Initiative Foundation

Dr. Paul S. Anderson   Dr. C. Thomas Caskey   Clarence J. Chandran   Stephen P. DeFalco   William A. Etherington   Dr. John R. Evans



"MDS has been at the forefront in establishing strong and clear governance policies, which are summarized on this page. But the best policies do not guarantee good governance. The conduct, engagement and quality of the directors, along with the accountability and oversight of management, is the key."

John Mayberry

John T. Mayberry
Chairman

MDS has a Board of exceptional depth and strength, and our directors ensure thorough oversight and good governance. In a year of sweeping changes at the Company, we also had significant change on the Board. I became the first independent Chair in the history of the Company early in fiscal 2005. Long-time director Wendy Dobson stepped down, after nine years of service and contribution. At the end of the fiscal year, John Rogers also retired, making way for a new era at MDS. With these departures, we have seen renewal and appointed three new directors with outstanding qualifications: Kathleen O'Neill, James MacDonald, and our new CEO, Stephen P. DeFalco.

Robert W. Luba | Jim S.A. MacDonald | John T. Mayberry | Mary Mogford | Kathleen M. O'Neill | Nelson M. Sims



Paul Anderson

Member of the Environment, Health & Safety Committee

Paul S. Anderson, 67, of Lansdale, PA, has served on the Board of the Company since 2003. Dr. Anderson is a Corporate Director having retired in 2002 after a 40-year career in the pharmaceutical industry. From 2001 to 2003, Dr. Anderson was Vice-President, Drug Discovery at Bristol-Myers Squibb. Dr. Anderson is also a director of Albany Molecular Research, is a member of the Chemical Heritage Foundation and is a member of the Board of Trustees of the Gordon Research Conferences.

Thomas Caskey

C. Thomas Caskey, 67, of Lancaster, SC, was appointed to the Board in June 2005. In 2000, Dr. Caskey was the Founding Director of Cogene Bio Tech Ventures Ltd. and has served as a Managing Director since that time. He also served Baylor College of Medicine in several capacities for nearly 30 years and continues to be an adjunct professor. Dr. Caskey currently serves as the President of the Texas Academy of Medicine, Engineering and Science. He is a member of the Institute of Medicine and the National Academy of Sciences, and serves on the boards of a number of private and public corporations, including Lexicon Genetics, EnVivo Pharmaceuticals, Inc., Odyssey Thera and Argolyn Bioscience, Inc.

Clarence Chandran

Member of the Human Resources & Compensation Committee

Clarence J. Chandran, 56, of Miami Beach, FL, has served on the Board of the Company since 2001. He retired as President of Business Process Outsourcing, CGI Group Inc. and was a member of its International Advisory Group. Mr Chandran retired in 2001 as Chief Operating Officer and Director of Nortel Networks Corp. after spending 28 years in the telecommunications industry. Mr. Chandran is Chair of Conros Corporation, Chair of the Chandran Family Foundation Inc. and is a director of Novelis Inc.

Stephen DeFalco

Stephen P. DeFalco, 44, of Toronto, ON is the President and CEO of MDS Inc. Mr. DeFalco joined MDS from U.S. Genomics where he was Chairman and CEO. Prior to his role at U.S. Genomics, he served as President of PerkinElmer Instruments and Senior Vice-President of PerkinElmer Inc. Mr. DeFalco has held senior management positions at United Technologies and McKinsey & Company.

William Etherington

Member of the Audit Committee

Member of the Corporate Governance & Nominating Committee

William A. Etherington, 64, of Toronto, ON, has served on the Board of the Company since 2001. Mr. Etherington is Chairman, Canadian Imperial Bank of Commerce. Prior to 2001, Mr. Etherington was Senior Vice President & Group Executive, Sales & Distribution, IBM Corporation and Chairman, President and CEO, IBM World Trade Corporation. Mr. Etherington is also a director of Celestica Inc., and Dofasco Inc., as well as a member, President's Council, University of Western Ontario.

John Evans

Member of the Corporate Governance & Nominating Committee

Chair of the Human Resources & Compensation Committee

John R. Evans, 76, of Toronto, ON, has served on the Board of the Company since 1989. Dr. Evans is Chair, Torstar Corporation and Vice-Chair of NPS/Allelix Biopharmaceuticals Inc. Dr. Evans also chairs the boards of the Canada Foundation for Innovation and the MaRS (Medical and Related Sciences) Project.

Robert Luba

Chair of the Audit Committee

Robert W. Luba, 63, of Toronto, ON, has served on the Board of the Company since 1996. Mr. Luba is President, Luba Financial Inc. Prior to 1994 he was President and CEO of Royal Bank Investment Management Inc., President of Crown Life Insurance Company and Sr. Vice-President of John Labatt Limited. Mr. Luba is also a director of Vincor International Inc., AIM Trimark Investments, ATS Automation Tooling Systems, Menu Foods Income Funds and KPC Income Fund.

James MacDonald

Member of the Audit Committee

James S. A. MacDonald, 60, of Toronto, ON, was appointed to the Board in July 2005. Mr. MacDonald is Chairman and Managing Partner of Enterprise Capital Management Inc. Prior to 1997, Mr. MacDonald was Deputy Chairman of Scotia McLeod Inc., having joined a predecessor to that company in 1969. He is Chairman of the Board of VFC Inc. and is a director of Capitol Energy Resources Ltd., Rogers Sugar Inc. (and trustee of Rogers Sugar Income Fund) and Superior Plus Inc.

John Mayberry

Chairman

John T. Mayberry, 61, of Burlington, ON, has served on the Board of the Company since 2004. Mr. Mayberry is a Corporate Director. From 2002 to 2003, Mr. Mayberry was Chair of the Board and CEO, Dofasco Inc. Mr. Mayberry is also a director of Scotiabank and Inco Limited.

Mary Mogford

Chair of the Corporate Governance & Nominating Committee

Member of the Environment, Health & Safety Committee

Member of the Human Resources & Compensation Committee

Mary A. Mogford, 61, of Newcastle, ON, has served on the Board of the Company since 1998. Ms. Mogford is a Corporate Director and a former Deputy Minister of Finance and Deputy Minister of Natural Resources for the Province of Ontario. Ms. Mogford is also a director of Falconbridge Limited, Potash Corporation and Sears Canada and is a member of the Altamira Advisory Council. Ms Mogford is a Fellow of the Institute of Corporate Directors (ICD) and in 2004, she was accredited to the ICD – Rotman School of Management Director's Education Program.

Kathleen O'Neill

Member of the Audit Committee

Kathleen M. O'Neill, 52, of Toronto, ON, was Executive Vice President with BMO Bank of Montreal until January 2005. Prior to joining BMO Bank of Montreal in 1994, Ms. O'Neill was a partner at PricewaterhouseCoopers, in corporate taxation practice. Ms. O'Neill is a fellow of the Institute of Chartered Accountants of Ontario. She is a member of the Board of Directors of the Canadian Chamber of Commerce and chairs its Health Care Task Force. Ms. O'Neill is a past-Chair of the Board of St. Joseph's Health Centre in Toronto and is active on several other non-profit boards. In 2005, Ms. O'Neill was accredited to the ICD – Rotman School of Management Director's Education Program.

Nelson Sims

Member of the Environment, Health & Safety Committee

Nelson M. Sims, 58, of Key Largo, FL, has served on the Board of the Company since 2001. Mr. Sims was an Executive with Eli Lilly and Company for 28 years, prior to his retirement in 2001. His assignments included President of Eli Lilly Canada from 1991 to 1999. Mr. Sims was President and CEO of Novavax, Inc. from 2003 to 2005 and he has served as a corporate director and consultant for several biotech companies.

Mailing Address
100 International Blvd.
Toronto, Ontario, Canada M9W 6J6
Telephone: 416-675-7661
Fax: 416-675-0688

Website Address
www.mdsinc.com

Transfer Agent and Registrar
CIBC Mellon Trust Company
Toronto, Ontario, Canada
Telephone: 1-800-387-0825
Answer Line: 416-643-5500
Email: inquiries@cibcmellon.com

Auditors
Ernst & Young LLP

Legal Counsel
Fasken Martineau DuMoulin LLP

Stock Listing
MDS shares are listed on the TSX: MDS and
NYSE: MDZ
MDS is part of the S&P/TSX 60 Index

MDS Annual and Special Meeting
Shareholders are invited to attend the Company's
Annual and Special Meeting at 4:00 p.m.,
Thursday, March 9, 2006 at:
Design Exchange
234 Bay Street
Toronto, Ontario, Canada

Investor Information
Contact: Sharon Mathers,
Vice-President, Investor Relations
Telephone: 416-213-4721
Fax: 416-675-0688
Email: Sharon.Mathers@mdsinc.com

Dividend Policy
MDS has paid semi-annual dividends since 1976. In September 2004, the MDS Board of Directors approved a new dividend policy and declared a quarterly cash dividend of $0.0325 per Common share, payable in October, January, April and July. The new policy is designed to maintain stable and consistent dividends, with a targeted payout ratio of approximately 10%–15% of the previous year's normalized, sustainable earnings per share after consideration of the Company's cash and liquidity position and future cash requirements.

Dividend Reinvestment and Share Purchase Plan
Shareholders from around the world are able to participate in this Plan provided it is legally permitted in the jurisdiction where they reside. Under the Company's Plan, shareholders may elect to receive stock dividends in lieu of cash dividends. Participants residing outside of the United States may also make optional cash payments of up to $1,500 quarterly to purchase additional shares. Shareholders wishing to obtain more information about this Plan should contact the Company's transfer agent listed above.

MDS Stock Split History
1980 – September 17   2:1
1983 – July 13   2:1
1990 – March 10   2:1
1996 – November 15   2:1
2000 – September 26*   2:1

* stock dividend—same impact as stock split

Annual and Interim Reports
Current stock prices, financial reports, recent press releases and annual reports are accessible on the MDS website at **www.mdsinc.com** or at **MDS Shareholder Communication Service** at 416-675-6777 ext. 6500 or 1-888-MDS-7222.

Trademarks
The following are registered trademarks of MDS Inc. or its subsidiaries:

MDS	API 5000™
TheraSphere®	3200 Q Trap®
MarkerView™	API 3200™
Equinox™	Tempo™
CellKey™ System	
4800 MALDI TOF/TOF	
TOF/TOF	

MDS Sciex markets its instruments under the brand names "Applied Biosystems | MDS Sciex" and "PerkinElmer Sciex" through its joint venture partners, Applied Biosystems, a business of Applera Corporation, and EG&G Inc., respectively.

We are always looking for ways to improve, and will make changes to each year's Annual Report based on feedback from our readers. Please feel free to comment by sending an email to **InvestorRelations@mdsintl.com**.

DESIGN: BRYAN MILLS GROUP, TORONTO   EDITORIAL: SAGE COMMUNICATIONS   PRINTING: ANNAN & SONS LTD.   PRINTED IN CANADA

Board of Directors

Paul S. Anderson[E]
C. Thomas Caskey
Clarence J. Chandran[H]
Stephen P. DeFalco
William A. Etherington[A, C]
John R. Evans[C, H]
Robert W. Luba[A]
James S. A. MacDonald[A]
John T. Mayberry, Chairman
Mary Mogford[C, E, H]
Kathleen M. O'Neill[A]
Nelson M. Sims[E]

[A] Audit Committee
[C] Corporate Governance & Nominating Committee
[E] Environment, Health & Safety Committee
[H] Human Resources & Compensation Committee

Executive Team

Stephen P. DeFalco
President and Chief Executive Officer

Andrew W. Boorn
President, MDS Sciex

James A. H. Garner
Executive Vice-President, Finance and Chief Financial Officer

Thomas Gernon
Chief Information Officer

Gilbert Godin
President, MDS Pharma Services

Kenneth Horton
Executive Vice-President,
Corporate Development and General Counsel

James M. Reid
Executive Vice-President, Organization Dynamics

Hans K. Thunem
President, MDS Diagnostic Services

Steve M. West
President, MDS Nordion


Science advancing health

100 International Blvd.
Toronto, Ontario
Canada M9W 6J6

www.mdsinc.com

Core Purpose

To make a distinctive contribution to the health and well-being
of people.

Core Values

Commitment to excellence
Striving to reach our full potential as a company and as individuals;
doing the right things the right way.

Mutual trust
Having confidence to rely on others and to be open to new and
different people and ideas.

Integrity
Being reliable and accountable in word and behaviour.

Genuine concern and respect for people
Showing genuine concern for others, treating people as individuals
with understanding and appreciation.

Financial Review



2005 Annual Report

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the *Securities Act* (Ontario) and the *United States Private Securities Litigation Reform Act* of 1995. We may make such statements in this document, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders or in other communications. These forward-looking statements include, among others, statements with respect to our objectives for 2006, our medium-term goal, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectation, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, management of credit, market, liquidity and funding and operational risks; the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar and the Euro; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the impact of changes in the laws and regulations and enforcement thereof; judicial judgments and legal proceedings; our ability to obtain accurate and complete information from or on behalf of our customers and counter-parties; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results including changes in trade policies, timely development and introduction of new products and services, changes in our estimates relating to reserves and allowances, changes in tax laws, technological changes, natural disasters such as hurricanes, the possible impact on our businesses from public health emergencies, international conflicts and other developments including those relating to the war on terrorism; and our success in anticipating and managing the foregoing risks.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

MANAGEMENT'S DISCUSSION AND ANALYSIS

January 10, 2006

Following is management's discussion and analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the year ended October 31, 2005 and its financial position as at October 31, 2005. This MD&A should be read in conjunction with the consolidated financial statements and notes that follow. For additional information and details, readers are referred to the quarterly financial statements and quarterly MD&A for 2005 and the Company's Annual Information Form (AIF), all of which are published separately and are available at www.mdsinc.com and at www.sedar.com.

This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of MDS's current results and to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects. Readers are cautioned that actual events and results will vary.

In this MD&A we describe certain income and expense items that are unusual or non-recurring. These terms are not defined by generally accepted accounting principles (GAAP). Our usage of these terms may vary from the usage adopted by other companies. We identify the impact of these amounts on operating income and on earnings per share (EPS). We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

In addition, terms such as adjusted operating income; adjusted earnings before interest, taxes, depreciation and amortization (EBITDA); EBITDA margin; adjusted EPS; and backlog are not defined by GAAP, and our use of such terms or measurement of such items may vary from that of other companies. Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.

Tabular amounts are in millions of Canadian dollars, except per share amounts and where otherwise noted.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Introduction

MDS is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and the diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments.

Discontinued operations

All financial references in this document exclude our discontinued generic radiopharmaceuticals operations, our US laboratory operations, certain early-stage pharmaceutical research services operations, and our interests in Source Medical Corporation (Source) and Calgary Laboratory Services Partnership (CLS). All financial references for the prior years have been restated to reflect this treatment. From the amounts reported in our 2004 annual report, revenues for 2004 and 2003 have been reduced by $285 million and $277 million, respectively, and income from continuing operations has been reduced by $5 million and $1 million, respectively.

Strategic initiatives

On September 1, 2005, we announced our strategic plan to pursue growth in the global life sciences market and dispose of assets that do not contribute to the Company's areas of focus. The announcement also included a restructuring plan to reduce overhead and better align resources and infrastructure costs. Our goal is to realize significant cost savings that will enable us to remain competitive in the face of a weak US dollar and to gain the agility needed to compete successfully in today's global life sciences market. We recorded a net restructuring charge of $72 million in fiscal 2005, reflecting activities taking place across all of our businesses. In fiscal 2004, we recorded restructuring charges of $13 million related primarily to reductions in corporate overheads and the loss of our Saskatchewan diagnostics business. Restructuring charges of $28 million for 2003 reflected workforce reductions and capital asset writedowns associated with the commencement of certain change initiatives.

During the year, we discontinued certain early-stage businesses within our pharmaceutical research services segment and, consistent with our announced strategic plan to dispose of assets that do not contribute to the Company's area of focus, our interests in Source and CLS were also classified as discontinued operations. Subsequent to year-end, our interest in Source was sold to our partner, Cardinal Health Inc. for $79 million, and late in the fourth quarter, the Calgary Health Region, our partner in CLS, notified us of their intent to exercise their option to acquire our partnership interest.

Our September 1, 2005 announcement also outlined our intent to find an alternate ownership structure for our diagnostics business that realizes the maximum value for shareholders. The detailed plan to achieve this objective is being developed and, therefore, we have not reflected the balance of our diagnostics business as discontinued at this time.

Operating highlights

Revenue for 2005 was $1,489 million, up slightly from $1,479 million in 2004. Our pharmaceutical research services realized 7% growth in revenue, which was driven mainly by the continued growth in our late-stage business. Our isotopes business did not duplicate the strong prior year performance, mainly due to the impact of the US dollar and lower sales of production irradiators.   Revenues from analytical instruments and diagnostics were level when compared to the prior year.

Overall, consolidated revenue continues to be negatively affected by the declining US dollar. The majority of our Life Sciences revenues are denominated in US dollars and are earned from exports or by operations based in other countries. From the beginning of fiscal 2003 to the end of fiscal 2005, the US dollar to Canadian dollar monthly average exchange rate has fallen from $1.57 to $1.18. While we have been successful at mitigating a significant portion of this decline to date, we have not offset it totally. In 2005, our revenues would have been $56 million higher had the 2004 exchange rate been applied for this year. Adjusting for this change in the US dollar exchange rate, our revenues grew by 4% in 2005.

Operating income for 2005 was $76 million, down from $137 million for 2004. Adjusted operating income for 2005 was $172 million compared to $248 million in 2004. Adjustments include the costs of our announced restructuring initiatives and valuation provisions related to certain long-term investments. Adjusted EBITDA was $241 million at a margin of 16% compared to $306 million at a margin of 21% last year. Adjusted EBITDA is reconciled to operating income in a table under the heading Operating Income.

The depreciating US dollar resulted in a $26 million decrease in operating income. The fiscal 2005 average rate of exchange between the Canadian and US dollar was $1.21 compared to $1.32 last year, and our effective translation rate on revenues was $1.30 versus $1.40, taking into account the impact of our hedging program. EPS for 2005 was $0.30, down from $0.44 for 2004. Earnings were lower by $0.11 per share as a result of this currency change. In 2004 and 2003, earnings were lower by $0.10 and $0.04 per share, respectively.

We also recorded valuation provisions and investment writedowns this year, including an $8 million write-off of purchased technology that was no longer compatible with our plans for our pharmaceutical research services business and an investment impairment charge of $6 million due to the uncertainty surrounding the collection of a long-term financial instrument. Valuation provisions for the prior year of $35 million included $20 million associated with the writedown of investments in two investee companies and a $15 million reduction in the value of certain deferred development costs.

In fiscal 2003, we took provisions totalling $77 million against three investees, including a $21 million write-off of our investment in Hemosol Corp., a company which declared bankruptcy shortly after our 2005 year-end. As at October 31, 2005, our remaining venture capital and other long-term investment portfolio had a carrying value of $46 million compared to $49 million at the end of last year. We have in place an active program to monitor these investments and to liquidate this portfolio as opportunities arise.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Revenues

Consolidated revenues were $1,489 million this year, as strong growth in late-stage pharmaceutical research services was balanced by a decline in isotopes revenues, resulting from the impact of the US dollar and lower sales of production irradiators.

		2005	% Change	2004	% Change	2003
Pharmaceutical research services						
Early-stage	$	336	-	$ 336	3%	$ 327
Late-stage		207	20%	173	15%	150
		543	7%	509	7%	477
Isotopes						
Gamma sterilization		79	(14%)	92	44%	64
Nuclear medicine		210	(4%)	219	5%	208
Teletherapy systems		36	(8%)	39	8%	36
		325	(7%)	350	14%	308
Analytical instruments		286	1%	282	4%	270
Life Sciences segment		1,154	1%	1,141	8%	1,055
Health segment - Diagnostics		335	(1%)	338	2%	333
Consolidated revenues	$	1,489	1%	$ 1,479	7%	$ 1,388

In our late-stage business, revenues from our central laboratory services and global clinical development services increased 37% and 9%, respectively, compared to the prior year as strong sales continued in this area and we continued to convert our growing backlog to revenue.

Our overall early-stage research business was flat; however, our early clinical and pharmacology businesses experienced 11% growth this year. Offsetting otherwise strong growth in our early-stage operations was a significant decrease in revenue from bioanalytical services stemming from the ongoing US Food & Drug Administration (FDA) review at our Montreal facility and a resulting reduction in opportunities to bid on bioanalytical services contracts. We expect this softness in bioanalytical to lessen once we complete the FDA review. To ensure that we remain on track to complete the FDA review within the one-year timeframe agreed to with the FDA, we significantly increased the dedicated resources in the year. We are meeting regularly with our customers to regain work.

Our average pharmaceutical research backlog continues to expand and was US$340 million at the end of fiscal 2005, an increase of approximately 13% when compared to the US$300 million in backlog at the end of 2004 and up 48% from US$230 million reported for October 2003.

Backlog measures are not defined by GAAP and our measurement of backlog may vary from that used by others. While we believe that long-term backlog trends serve as a useful metric for assessing the growth prospects for our business, backlog is not a guarantee of future revenues and provides no information about the timing on which future revenue may be recorded. We report our backlog in US dollars to reflect the underlying currency of the majority of such contracts and, therefore, reduce the volatility that would result from converting the measure to Canadian dollars.

Revenue from our isotopes business was down 7% compared to the prior year; however, adjusted for the impact of the declining US dollar, the decrease in revenue was 2%. Our supply of cobalt was more limited this year compared to last year due to our dependence on the reactor operating and maintenance schedules of our suppliers. During 2004, we were able to realize significantly improved supply conditions from our suppliers compared to 2003, which contributed to revenue growth in that year. Demand for cobalt remains healthy, and we took steps during 2005 to increase our supply, signing a new contract with Rosenergoatom and renewing our existing contract with Bruce Power Limited Partnership.

We benefited from strong shipments of self-contained irradiators, which increased 19% over last year. Our TheraSphere® product, which provides an innovative treatment option for liver cancer, experienced substantial growth compared to the prior year, and we continue to offer expanded nuclear medicine services such as the first commercially available copper-64 (Cu-64) isotope to provide physicians with higher resolution images in diagnostic and therapeutic medical applications.

In 2004, we concluded a US$25 million agreement with Biogen Idec Inc. to buy out certain minimum purchase commitments related to the supply of yttrium-90. The proceeds of this agreement were recorded as deferred revenue and are being recognized in income over the original five-year contract term which ends in February, 2007.

Customer shipments of analytical instruments were up 10% compared to the prior year, with 7% of this increase related to our new MALDI products. To broaden our access to the markets we serve, a number of new instruments were launched this year, including the 3200 Q TRAP® and API 3200™ mass spectrometers aimed at applied markets. Shipments of triple quad instruments continued to be strong and remain the core platform of this business; however, sales of our ELAN products were down versus 2004 mainly as a result of the slow semiconductor market and reduced backlog. Weakness was most evident in the first half of this year, but by year-end, we were seeing signs of improvement in all markets.

Revenue from our diagnostics business was down marginally compared to the prior year. Incremental patient volume in British Columbia (BC) led to better than expected results in that market and moderately counteracted the BC fee reduction which came into effect on July 1, 2004. The increase in patient volume reflected the ongoing demographic changes and growth in the utilization of community laboratories. During the year, the agreement with the Ontario Ministry of Health and Long-Term Care expired. Subsequent to year-end, renewal negotiations commenced and we continue to bill under the old agreement during the discussions.

Operating income

	2005		2004		2003
Operating income	$ 76	$	137	$	186
Adjusted for:					
Restructuring charges	72		13		28
Valuation provisions and investment writedowns	21		35		75
Other (gains) and charges	3		(18)		(51)
MDS Proteomics	-		81		35
Adjusted operating income	$ 172		248	$	273
Depreciation and amortization	69		58		57
Adjusted EBITDA	$ 241	$	306	$	330
Adjusted EBITDA margin	16%		21%		24%

The impact of the US dollar on export revenues had a significant flow-through effect on operating income in 2005 and 2004, as a large proportion of our Life Sciences revenues are denominated in US dollars but the majority of our costs are in Canadian dollars. This is discussed in more detail under the heading Impact of the US dollar on reported results. Incremental FDA review costs, coupled with the decreased performance of our bioanalytical business also contributed to the decline in operating income in 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS

In 2005, our selling, general, and administrative expenses (SG&A) increased by $40 million; and increased 250 basis points expressed as a percentage of revenue. Spending was up on our new information technology (IT) infrastructure, including our common business system platform, and we centralized a number of services into a shared services format. With the exception of our investment in the common business system, we have determined that many of these changes will not produce the desired effects, and our September 1, 2005 announcement included our decision to eliminate our Enterprise Services unit and rescale our IT infrastructure. We expect these initiatives to reduce our SG&A expenses in future years.

To improve our operating results, we implemented a restructuring plan which included a reduction of our global workforce by approximately 700 employees. Approximately one-quarter of the headcount reduction comes from our Corporate and now disbanded Enterprise Services areas. Net restructuring charges were $72 million in 2005.

Research and development (R&D) costs were $31 million during the year, a decrease of $7 million when compared to last year. The prior expense included R&D costs of $14 million relating to the Proteomics business, which was discontinued in July 2004. Spending during the last two years was primarily attributable to new products such as the cell-based assay technology CellKey™ System, 4800 MALDI TOF/TOF™ instruments and other future mass spectrometer products.

Depreciation and amortization expense amounted to $69 million or a 6% increase as compared to last year, primarily because we began to amortize the cost of our new common business system mid-year.

On December 2, 2005, Hemosol Corp. (Hemosol), declared bankruptcy. In 2003, we wrote down the carrying value of our equity interest in Hemosol to nil, although we continued to provide a guarantee of Hemosol's bank debt. As a result of the bankruptcy, Hemosol's bank requested payment by MDS under the guarantee, and on December 8, 2005, we paid the bank $20 million. In doing so, we assumed the loan and the senior security position held by the bank.

In conjunction with another secured lender who ranks second to us in preference, we have agreed to provide up to $1 million of debtor-in-possession (DIP) financing to facilitate an orderly liquidation of Hemosol. This new funding will rank in preference to our existing secured position. Acting with our approval, the bankruptcy trustee has initiated a liquidation process.

The valuation of Hemosol and its assets is highly uncertain at this time. Although we will have the first claim on any proceeds of the bankruptcy after the DIP financing is repaid, we are unable at this time to determine whether or not there will be sufficient proceeds to fully recover our $20 million loan guarantee payment.

Equity accounting is required when losses of an investee create an economic exposure for the shareholder. We recorded $7 million as our share of the operating losses sustained by Hemosol since it was restructured in 2004.

Other income (expenses) included the following items:

	2005		2004	2003
Impairment of long-term investments	$ (6)	$	(22)	(77)
Impairment of intangible assets	(8)		(15)	-
Writedown of MDS Proteomics equipment	-		(10)	-
Gain on patent litigation	-		14	39
Gain on reorganization of MDS Proteomics	-		8	-
Gain on sale of businesses and investments	-		4	12
Impairment of MDS Proteomics goodwill	-		(53)	-
Unrealized loss on interest rate swaps	(3)		-	-
	$ (17)	$	(74)	(26)

During the year, we determined that a $6 million long-term investment was impaired based on our assessment of the likelihood of collecting this loan receivable. In addition, we recorded an $8 million impairment charge related to a five-year licensing agreement with an investee that granted us access to certain biomarker-related technology. This technology became redundant when we launched the Biomarker Alliance with a number of partners in June, 2005.

In 2004, we recorded a $15 million charge to reduce the carrying value of certain intangible assets to an estimate of their realizable value. In addition, we recorded a $20 million reduction in the carrying value of our investments in Iconix Pharmaceuticals, Inc. and Evolved Digital Systems Inc. to reflect a decline in value that we determined to be other than temporary in nature.

In 2003 and 2004, we recorded gains of $39 million and $14 million, respectively, resulting from a successful US patent infringement suit against Micromass/Waters. Our intellectual property portfolio contributes to our competitive advantage, and we will continue to aggressively defend our intellectual property against infringements.

In 2003, we recorded valuation provisions related to certain long-term investments and recorded a gain resulting from the sale of our European-based Oncology Software Solutions business. We recorded a further gain in 2004 following the sale of shares of the acquirer that we received as part of the consideration.

Operating income and operating margin by segment (excluding Proteomics) for the past three years were:

	2005			2004			2003	
	Operating Income	Operating Margin		Operating Income	Operating Margin		Operating Income	Operating Margin
Life Sciences	$ 31	3%	$	160	14%	$	188	18%
Health	45	13%		58	17%		30	9%
	$ 76	5%	$	218	15%	$	218	16%

MANAGEMENT'S DISCUSSION AND ANALYSIS

Operating income from our Life Sciences and Health segments as reported in the consolidated financial statements reconciled to adjusted EBITDA and adjusted EBITDA margin was:

	Life Sciences			Health		
	2005	2004	2003	**2005**	2004	2003
Operating income	$ **31**	$ 160	$ 188	$ **45**	$ 58	$ 30
Adjusted for:						
Restructuring charges	**55**	8	19	**17**	5	9
Valuation provisions and investment writedowns	**21**	25	46	**-**	10	29
Other (gains) and charges	**3**	(18)	(51)	**-**	-	-
Adjusted operating income	**110**	175	202	**62**	73	68
Depreciation and amortization	**61**	52	47	**8**	6	10
Adjusted EBITDA	$ **171**	$ 227	$ 249	$ **70**	$ 79	$ 78
Adjusted EBITDA margin	**15%**	20%	24%	**21%**	23%	23%

The impact of currency and the increased SG&A spending in 2005 had an impact on adjusted EBITDA for the Life Sciences segment. The adjusted EBITDA margin for the Health segment has not been affected by the US currency issue. The portion of SG&A that is incurred centrally is allocated to our segments proportionately based on revenues.

Impact of the US dollar on reported results

During the course of the past four years, the value of the US dollar has declined sharply. Comparative rates for the past four years, (based on the monthly average rate as determined by the Bank of Canada (BOC)) were:

	Average BOC Rate	MDS Effective Rate	Average MDS Hedge Rate	Hedge Gain (Loss)
2002	$ 1.57	$ 1.56	$ 1.54	$ (4)
2003	$ 1.44	$ 1.49	$ 1.56	$ 22
2004	$ 1.32	$ 1.40	$ 1.49	$ 44
2005	$ **1.21**	$ **1.30**	$ **1.35**	$ **48**

Our effective rate reflected the rate at which US dollar-denominated revenues were, on average, translated into Canadian dollars. It reflects a blend of actual average exchange rates and the rate applied to revenues sheltered by our hedges.

During this time, we maintained an active hedge book that sheltered our results from a portion of this decline, realizing average hedge rates and hedging gains as noted above. Our hedge program focuses on US dollar revenues earned by our Canadian-based export businesses. We do not hedge the results of our foreign-based operations.

Interest

Interest expense was $21 million, down slightly from the $23 million incurred last year. The majority of our long-term debt is in fixed instruments; however, the 25% of our Senior Unsecured Notes that is subject to floating rates as a result of interest rate swap agreements continued to benefit from lower rates.

During the year, we capitalized $9 million of interest costs related to the MAPLE construction project (2004 - $8 million; 2003 - $8 million).

Dividend and interest income increased 50% in the year, resulting in a $12 million contribution to earnings.

Minority interest

Minority interest is incurred with respect to non-controlling ownership interests in our BC and Ontario laboratory operations and MDS Proteomics (prior to July 29, 2004). Minority interest in prior years was lower as losses incurred by MDS Proteomics offset minority interest in the income of the laboratory business.

Income taxes

The effective tax rate for 2005 was 25% (2004 - 47%; 2003 - 48%). The markedly lower tax rate in 2005 is attributable to the fact that the LPBP Inc. tax assets realized in the year have a greater impact on the overall tax rate as our pre-tax earnings were lower in 2005 than in prior years.

In December 2005, income tax rate increases were enacted by the Province of Quebec. Our accounts include net future tax liabilities that will increase by $3 million due to this rate increase. This impact will be reported as a future tax expense in the first quarter of 2006.

Discontinued operations

During the year, we classified certain early-stage pharmaceutical research services businesses as discontinued operations, along with our interests in Source and CLS. The results of these businesses over the last three years were as follows:

	2005		2004		2003
Revenues	$ 347	$	385	$	426
Cost of revenues	(289)		(317)		(349)
Selling, general and administrative	(42)		(61)		(73)
Depreciation and amortization	(6)		(10)		(10)
Gain on the sale of discontinued operations	6		-		-
Net restructuring charges	(3)		(1)		(22)
Goodwill writedown	(18)		-		-
Net operating loss	(5)		(4)		(28)
Interest expense	(1)		(1)		(1)
Dividend and interest income	1		-		-
Income taxes	(4)		(4)		(3)
Minority interest	(2)		(3)		(2)
Loss from discontinued operations	(11)		(12)		(34)
Basic loss per share	$ (0.08)	$	(0.08)	$	(0.24)

We are negotiating with our partner in CLS for a buyout of our interest and we expect that the business agreement will be finalized in early 2006. A goodwill impairment charge of $15 million was recorded to reflect our anticipated recovery from this sale.

In November 2005, we completed the sale of our interest in Source to Cardinal Health for proceeds of $79 million. The gain on this transaction will be tax sheltered due to the realization of certain capital losses within MDS.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Earnings per share

Adjusted earnings per share for the year were as follows:

	2005		2004		2003
Basic and diluted earnings per share from continuing operations – as reported	$ 0.30	$	0.44	$	0.58
Adjusted for:					
Restructuring	0.38		0.06		0.13
Valuation provisions and investment writedowns	0.13		0.22		0.51
Other (gains) and charges	0.01		(0.09)		(0.25)
MDS Proteomics	-		0.47		0.24
Adjusted EPS	$ 0.82	$	1.10	$	1.21

Liquidity and capital resources

	2005		2004	Change		2003	Change
Cash and cash equivalents	$ 265	$	296	(10%)	$	260	14%
Operating working capital[1]	$ 84	$	126	(33%)	$	64	97%
Cash from continuing operating activities	$ 145	$	182	(20%)	$	269	(32%)
Current ratio (excludes net assets held for sale)	1.6		1.9	(16%)		1.9	-
Accounts receivable turnover	5.4		5.3	2%		5.7	(7%)

[1] Our measure of operating working capital equals accounts receivable plus unbilled revenue and inventory less accounts payable, accrued liabilities, and current deferred revenue.

The decrease in the current ratio is mainly due to the elevated accounts payable and accrued liabilities position at year-end resulting from our restructuring program. The accounts receivable turnover ratio is in line with traditional levels.

Our liquidity needs can be satisfied from cash generated from operations and short-term borrowings against our available lines of credit. During the year, we negotiated a $500 million, five-year committed, revolving credit facility which replaced our previous $225 million credit facility. No funds were borrowed under the facility as of October 31, 2005.

Our primary uses of cash flow are operational expenses, investment in capital, dividends, interest and principal payments on our debt securities and our share repurchase program. During the year, we renewed our normal course issuer bid (NCIB) which authorizes us to repurchase up to 12,382,572 Common shares from time to time for a one-year period ending June 20, 2006. The repurchase of shares, if any, will be dependent upon the availability and alternative uses of capital, market conditions and other factors. In 2005, we repurchased and cancelled 799,000 Common shares for $13 million under the NCIB.

Cash provided by continuing operating activities was $145 million, representing a decrease of $37 million compared to last year. Valuation provisions and depreciation and amortization of long-term assets totalled $93 million (2004 - $175 million including the impact from MDS Proteomics) and represented the majority of the non-cash items that did not affect operating cash flow. Operating cash flow was significantly impacted by our foreign currency exposure in excess of our forward exchange contracts. Working capital at year-end was down by 33% or $42 million, primarily due to higher levels of accounts payable and accrued liabilities related to our restructuring provision.

Cash used in investing activities (excluding discontinued operations) increased by $27 million. This increase was mainly due to incremental spending to maintain and renew our capital asset base, including the increase in the cost of the MAPLE project, and our investment in new products. Offsetting cash used in investing activities are proceeds received from the sale of our discontinued operations.

Cash used in financing activities (excluding discontinued operations) during the year was $33 million, an increase of $26 million versus last year. The increase was mainly due to a $5 million increase in cash dividend payments to shareholders. Financing activities in 2004 also included a $14 million deferred revenue cash inflow not repeated this year.

We believe that cash flow generated from operations, coupled with available borrowings from existing financing sources, will be sufficient to meet our anticipated capital expenditures, research and development expenditures and other cash requirements in 2006. At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our current sources of cash. We remain in compliance with all covenants for our senior unsecured notes and our bank credit facility.

Certain items from our full-year 2005 consolidated statement of cash flows filed in the fourth quarter have been adjusted to reflect the reclassification of non-cash items.

Contractual obligations

The following table summarizes our contractual obligations as at October 31, 2005, and the effect such obligations are expected to have on our liquidity and cash flows in future years. The table excludes amounts already recorded on the consolidated balance sheet as current liabilities and certain other purchase obligations discussed below:

	2006	2007	2008	2009	2010	Thereafter
Long-term debt	$ 13	$ 23	$ 109	$ 22	$ 33	$ 268
Operating leases	35	30	24	20	18	25
Other contractual obligations	90	68	62	60	55	147
	$ 138	$ 121	$ 195	$ 102	$ 106	$ 440

Long-term debt consisted of $368 million of senior unsecured notes issued under a private placement during 2003, a $35 million (US$30 million) note payable in connection with our MALDI acquisition last year, a $45 million non-interest bearing government loan and other commitments totalling $20 million.

We have long-term supply arrangements totalling $254 million with certain suppliers that provide us with radioisotopes. This amount is included in other contractual obligations. These agreements provide for minimum purchase quantities, and certain prices are based on market rates at the time of delivery. The remaining balance of other contractual obligations is inclusive of an original commitment totalling $211 million relating to the outsourcing of our information technology infrastructure to IBM and obligations pertaining to the implementation of our common business system. We are currently in discussions with this supplier to reduce this obligation and we have recorded certain charges in our restructuring reserves relating to this commitment.

The Company has entered into contracts for other outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The expected timing of payment of the obligations discussed above is estimated based on current information. The timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services, or for some obligations, changes to agreed-upon amounts.

Guarantees

In the normal course of operations, we provide indemnifications that are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements and leasing transactions. These indemnification agreements may require us to compensate the counterparties for costs incurred as a result of various events. The terms of these indemnification agreements will vary based upon the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay to counterparties.

Off-balance sheet arrangements

MDS does not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Derivative instruments

We use derivative financial instruments to manage our foreign currency and interest rate exposure. These instruments consisted of forward foreign exchange and option contracts and interest rate swap agreements entered into in accordance with established risk management policies and procedures. All derivative instrument contracts are with banks listed on Schedules I to III to the Bank Act (Canada) and the Company utilizes financial information provided by certain of these banks to determine the fair market values of the financial instruments.

The net mark-to-market value of all derivative instruments at October 31, 2005 was $3 million. We recorded a mark-to-market loss of $3 million as a result of the ineffectiveness of certain interest rate swaps during the fourth quarter of 2005.

Notes 1 and 25 to our consolidated financial statements provide more detail on our accounting for and quantity of derivatives.

Capitalization

	2005	2004	Change	2003	Change
Long-term debt	$ 468	$ 485	(4%)	$ 542	(11%)
Less: cash and cash equivalents	(265)	(296)	(10%)	(260)	14%
Net debt	203	189	7%	282	(33%)
Minority interest	20	21	(5%)	63	(67%)
Shareholders' equity	1,425	1,421	-	1,372	4%
Capital employed[1]	$ 1,648	$ 1,631	1%	$ 1,717	(5%)

[1] Capital employed is a measure of how much of our net assets are financed by debt and equity.

Long-term debt decreased from $485 million to $468 million between October 2004 and October 2005. Loan payments were $1 million in 2005, compared to $2 million in the prior year. Overall, the change in long-term debt reflects the revaluation of our senior unsecured notes to year-end exchange rates. The US dollar depreciated by 4 cents (2004 - 10 cents) between 2004 and 2005 year-ends, resulting in a further unrealized gain on this debt of $11 million (2004 - $30 million) and bringing the total cumulative unrealized gain to $124 million. This unrealized gain is recorded in the cumulative translation adjustment account.

Share capital

	2005	2004	2003
Balance - Beginning of the year	141,826	141,122	140,507
Issued during the year	1,072	1,561	925
Repurchased and cancelled	(799)	(857)	(310)
Outstanding - end of year	142,099	141,826	141,122
Dividends declared per share	$ 0.13	$ 0.09	$ 0.10
Market price per share:			
High	$ 21.65	$ 23.20	$ 23.95
Average	$ 18.37	$ 20.30	$ 20.13
Low	$ 15.39	$ 18.17	$ 17.43
Book value per share[1]	$ 10.03	$ 10.02	$ 10.10

[1]Book value per share is calculated as Common shareholders' equity divided by the number of Common shares outstanding.

Risks and uncertainties

This section outlines risks and uncertainties that can have an impact on our operating results and financial position over the course of a year. A more detailed discussion of long-term risks and uncertainties and industry trends is contained in our Annual Information Form.

Exposure to foreign currencies

Approximately 95% of Life Sciences revenue is earned outside of Canada based on the customer's location, including 58% that results from exports from Canada. The majority of our export product revenues and a significant component of our foreign activities are denominated in US dollars. We believe that continued expansion outside of Canadian markets is essential if we are to achieve our growth targets. This expansion will subject us to volatility associated with changes in the value of the Canadian dollar.

We manage exchange rate risk principally through the use of foreign exchange contracts. At October 31, 2005, we had outstanding US dollar contracts and options in place to sell up to US$139 million and, in certain circumstances, up to US$179 million, at a weighted average exchange rate of C$1.22 maturing over the next eight months. We treat these contracts as hedges for accounting purposes.

In addition to foreign operations and export sales, our senior unsecured notes payable are denominated in US dollars. This long-term debt is considered a hedge of our net investment in our US operations. Depending on changes in the value of the US dollar, repayment of this debt may require more cash than the value of this debt as it is currently reported.

MDS maintains a centralized treasury function that operates under policies and guidelines approved by the Board of Directors, covering foreign currency exchange, funding, investing, and interest rate management. MDS's policies and guidelines prevent it from using any derivative instrument for trading or speculative purposes.

MDS will continue to monitor its current and anticipated exposure to fluctuations in foreign currency exchange rates and enter into currency derivatives contracts to manage the exposure.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Government regulation and funding
The cost of compliance with government regulation is necessary and impacts most of our businesses. Changes in policies, procedures, systems and staff training required by government regulation can have the effect of increasing the costs we incur to provide our products and services. We manage this risk to the degree possible through active participation in the review and approval process with regulatory bodies such as the FDA and the Canadian Nuclear Safety Commission.

Our pharmaceutical research facilities and our isotope manufacturing facilities are subject to audit and approval by the FDA and similar agencies. Failure to achieve approval by these agencies will impact our ability to secure contracts to perform work. Audit reports issued by relevant regulatory bodies could directly impact our ability to attract and retain work, as was the experience in 2005 for our Montreal bioanalytical research facilities. We capitalize on such experiences by formalizing the learning into our standards to improve our quality assurance practices and customer quality and services.

Regulatory policies are designed to protect the public's health and can impact our drug development revenues if our customers are unable to move compounds from one stage to the next in a timely manner. We mitigate this risk by limiting our exposure to individual compounds and we maintain a balanced portfolio of development contracts.

Our diagnostics businesses in Canada are heavily dependent on both government licensing and government funding. The level of government funding directly reflects government policy related to heath care spending, and decisions can be made regarding funding that are largely beyond our control. A change in the level of reimbursement for diagnostic testing could have a material impact on our operating results and cash flows in a year.

MAPLE project
We have contracted with Atomic Energy of Canada Limited (AECL) for the construction and operation of two new, special purpose reactors and a processing facility for the production of reactor-based isotopes. This project is currently five years behind schedule and nearly 200% over the initial budget. The project has encountered significant delays, and we have not been able to achieve satisfactory solutions to certain financial issues.

We continue to be disappointed with AECL's performance in resolving technical and regulatory issues on this project. AECL has advised us that they remain confident that, in time, all technical issues will be resolved and the reactors and associated processing facility will receive the requisite regulatory approvals. At this time, we do not have sufficient reliable information from AECL to predict with any reasonable degree of accuracy when commercial production will commence in the new facilities.

In the absence of the MAPLE facility, we depend on the Nuclear Research Universal (NRU) reactor operated by AECL for the supply of the majority of our reactor isotopes. The NRU reactor has been a reliable source of reactor-based isotopes since the inception of the Company and we have never experienced a prolonged supply disruption from this reactor. The current operating license issued by the Canadian Nuclear Safety Commission (CNSC) for the NRU reactor has been extended from December 31, 2005 until July 31, 2006. The term of this license will now coincide with those of other AECL Chalk River facilities and this extension will allow time for AECL to complete a formal application for a five-year license renewal.

During 2005, $63 million of costs were capitalized with respect to the MAPLE reactor project, including $54 million of design, construction and installation costs, and $9 million of interest. At October 31, 2005, the total amount capitalized on this project was $393 million. This amount is net of cost-sharing payments which we have received to date from AECL and which are significantly less than the amount to which we believe we are entitled.

We expect to continue our current accounting practices for this project until construction is completed, following which we will cease capitalizing costs and will commence recording amortization expense. The change from capitalization to amortization is expected to take place gradually over a period of several months as production volumes from the older NRU reactor are transitioned to the new facility. Financial responsibility for decommissioning costs of both the NRU and the MAPLE facilities and liabilities related to any nuclear incidents are now and will remain the responsibility of AECL.

Construction costs for this project, as well as AECL's current estimates of operating costs, significantly exceed initial estimates. Financial responsibility for construction cost overruns and portions of pre- and post-commissioning operating costs are the subject of a dispute with AECL. Earlier this year, we commenced a mediation process with AECL in an attempt to settle our dispute. Formal mediation proceedings were held during the fourth quarter and the mediation process is ongoing.

Given current uncertainties, it is not possible, at this time, to predict the final construction costs or operating costs that will be borne by MDS. Accordingly, it is also not possible to predict the overall impact on our operating profitability following the transition from the current operating environment to the new facility.

While we believe that the facility will eventually be completed and commissioned and will secure the necessary regulatory approvals, it is not possible to predict when these steps will occur. In the meantime, we depend upon the NRU reactor to supply the majority of our reactor isotopes.

Intellectual property
Our Life Sciences businesses are each dependent on intellectual property either in the form of patent protection of key technologies or unpatented proprietary methods and knowledge. We are exposed to the risk that others may gain knowledge of our proprietary methods, infringe on patents, or develop non-infringing competitive technologies. While we take vigorous action to defend our positions, we may not be able to control usage of this intellectual property by others to compete against us.

Acquisition and integration
MDS's growth strategy involves our ability to acquire, successfully integrate and operate businesses that contribute to our overall core focus. Typically, such acquisitions have occurred in the Life Sciences segment. These acquisitions involve the commitment of capital and other resources, and large acquisitions will have a major financial impact in the year of acquisition and later. Our ability to effectively integrate, within our existing businesses, acquired technologies and products and services, or to retain key technical and managerial personnel can have a significant short-term impact on our ability to achieve our growth and profitability targets.

Research and development
During 2005, we recorded $31 million of research and development expenses, principally within our analytical instruments and isotope business units. All of our businesses depend to one extent or another on our ability to maintain technological superiority and our ability to provide leading-edge solutions to our customers. Ongoing investment in R&D will be required to grow and keep pace with a changing technological environment. The likelihood of success for any R&D project is inherently difficult to predict and could require a significant investment. We manage our R&D projects independently and together with strategic alliance partners against

tightly defined project outlines that prescribe expected deliverables for each stage of a project. Projects must deliver certain measurable outcomes that we believe are indicators of the likelihood of future success in order to proceed through these design gates and qualify for additional funding.

Supply of reactor isotopes
Radioisotopes used in nuclear medicine are manufactured in electric-powered cyclotrons or nuclear reactors. A continuous and reliable supply of reactor radioisotopes such as molybdenum-99 and cobalt-60 is important to certain of our businesses.

We have taken steps to build additional cobalt processing capacity with a major supplier, Ontario Power Generation Inc., and established new or negotiated extensions of existing long-term supply arrangements to diversify and secure our source of supply. Changes in maintenance schedules or the continued operations of the reactors manufacturing cobalt could impact the availability and timing of our purchases.

Venture capital investments
The majority of MDS's venture capital investments are in biotechnology companies. We monitor our investees' capacity to raise and spend funds, develop a commercial market for their products and services as well as their regulatory approval experience. We have adopted a portfolio investment approach across the sector to reduce risk, while retaining exposure to high-growth companies. We carry venture investments on our books at cost. There exists a risk that the carrying value of such investments could be in excess of fair value due to market conditions and this could result in provisions to these investments.

Litigation and insurance
From time to time during the normal course of business, the Company and its subsidiaries are subject to litigation. At the present time there is no material outstanding litigation that is not covered by our insurance policies and that could have a material adverse impact on the Company's results or its financial position. We are aware of no threatened or pending litigation which could have a material adverse impact. We maintain a global insurance program with liability coverage up to $85 million to protect us from the financial risk associated with a claim made against us. Our ability to maintain insurance coverage with adequate limits and at a reasonable cost may be impacted by market conditions beyond our control.

Quarterly highlights
Following is a summary of selected financial information derived from the Company's unaudited interim period consolidated financial statements for each of the eight most recently completed quarters. This financial data has been prepared in accordance with Canadian GAAP and prior periods have been restated to reflect the discontinuance of the operations discussed above.

(millions of Canadian dollars, except earnings per share)									2005
		Oct		July		Apr			Jan
Net revenues	$	390	$	370	$	360	$		369
Operating income (loss)	$	(34)	$	26	$	36	$		48
Income (loss) from continuing operations	$	(29)	$	14	$	25	$		32
Net income (loss)	$	(48)	$	19	$	30	$		30
Earnings (loss) per share from continuing operations									
Basic	$	(0.21)	$	0.10	$	0.18	$		0.22
Diluted	$	(0.21)	$	0.10	$	0.18	$		0.22
Earnings (loss) per share									
Basic and diluted	$	(0.34)	$	0.14	$	0.21	$		0.21

									2004
		Oct		July		Apr			Jan
Net revenues	$	375	$	375	$	369	$		360
Operating income	$	11	$	67	$	-	$		59
Income (loss) from continuing operations	$	5	$	51	$	(24)	$		31
Net income (loss)	$	9	$	50	$	(36)	$		28
Earnings (loss) per share from continuing operations									
Basic	$	0.03	$	0.36	$	(0.17)	$		0.22
Diluted	$	0.03	$	0.36	$	(0.17)	$		0.22
Earnings (loss) per share									
Basic and diluted	$	0.06	$	0.35	$	(0.25)	$		0.19

Items that impact the comparability of operating income include:
- The second quarter of 2004 reflected charges related to the writedown of our investment in MDS Proteomics to net realizable value, partially offset by other net gains, leading to a net charge of $62 million.
- The fourth quarter of 2004 reflected restructuring charges of $7 million and valuation provisions totalling $35 million.
- The third quarter of 2005 reflected restructuring charges of $5 million and a writedown of licensed technology of $8 million.
- The fourth quarter of 2005 reflected restructuring charges of $67 million and provisions related to long-term investments of $13 million.

Outlook

The outlook as we enter fiscal 2006 is encouraging. We expect to finalize a number of significant strategic initiatives during the year, and to resolve significant uncertainties that we currently face. We will make substantial progress towards our goal of being a more competitive and tightly focused participant in the fast-growing global life sciences markets.

The most significant strategic initiative announced on September 1, 2005 relates to our diagnostics business. We expect to find an alternative ownership structure for our diagnostics business and to complete our exit from this business by the end of the calendar year. We are considering a number of alternatives, ranging from an outright sale to a tax-efficient distribution to shareholders. Each of the alternatives is being assessed based on its ability to maximize value for MDS shareholders.

MANAGEMENT'S DISCUSSION AND ANALYSIS

In fiscal 2005, our diagnostics business contributed 22% of consolidated revenues and 29% of adjusted EBITDA (after the allocation of shared costs). Without diagnostics, our financial position, cash flows and operating results will be very different.

We have made progress since year-end related to our changed strategic focus. We have completed the sale of our interest in Source Medical for $79 million, begun negotiations with our partners in Calgary to sell our interest in CLS, commenced marketing of the early-stage pharmaceutical research services businesses that have been classified as discontinued, and initiated the process of monetizing our interest in MDS Capital Corp. We expect to complete transactions in each of these areas by mid-2006.

Foreign currency will remain an important issue for our continuing operations. Approximately 95% of our life sciences revenues originate outside of Canada, and the majority of these revenues are denominated in foreign currencies, particularly the US dollar and the Euro. The continuing steady decline of both of these currencies against the Canadian dollar presents a challenge that we are focused on. We have traditionally hedged a significant portion of our Canadian export revenues and we have benefited substantially from this strategy in recent years. The protection afforded by these hedges at attractive rates is diminished as we enter 2006 and accordingly this will have an impact on our operating income for the year.

Our September 1st announcement made reference to restructuring plans that will facilitate our goal of becoming more globally competitive. By the end of December 2005, we had completed most of the planned force reduction and streamlined the organization accordingly. We have also made progress towards reducing the scope and cost of our IT support infrastructure. Discussions with the suppliers of these services are well advanced.

The overall objective of the restructuring is to reduce our SG&A spending and to improve our EBITDA margin by 150 to 250 basis points on a currency-adjusted basis. Our businesses, too, are focused on becoming more competitive. Our pharmaceutical research services business has been realigned to be more responsive to customer needs in early-stage research services. The business mix has also changed, as we have discontinued some less profitable businesses and filled in critical niches with acquisitions and expansions in areas where we believe we have a competitive advantage. We are concentrating on new, high potential initiatives such as our participation in the Biomarker Alliance, announced in 2005.

We dedicated significant resources in 2005 to resolving the FDA review issues and have made good progress. We expect this review to be completed early in the second quarter, as agreed to with the FDA.

We secured a major supply contract for cobalt in 2005, which will supplement our already strong relationships in this market. Supply constraints for cobalt-60 have been a challenge for us in recent years, and while we expect to continue to be supply-constrained in this market, this new contract will contribute to making this issue less critical in the future.

We are also encouraged by the progress made to date in our mediation efforts with AECL. Both parties have been working constructively to resolve outstanding issues pertaining to the MAPLE reactor project. We are hopeful that a formal agreement can be reached in the first half of 2006. While technical issues exist related to the reactors, we continue to believe that these will be resolved in time.

Our analytical instruments business continues to perform well, and growth has been strong, offset by the impact of the US dollar. We launched five new products in 2005, including the CellKey™ System, our first product in the cellular assay market. We are beginning manufacturing activities at our new Singapore plant to handle this product. We have been pleased with the acceptance of the new MALDI-TOF products and new models from our core LC/MS platforms. While markets were relatively slow in the early part of fiscal 2005, we saw encouraging signs of increasing market strength later in the year.

Our commitment to change and improvement includes an ongoing review of our financial and other disclosures. As 2006 progresses, we expect to continue to expand and improve on financial disclosures related to our businesses, and we are investigating reporting alternatives to ensure that we are providing users of our financial reports with sufficient and meaningful information. In this regard, following the exit from our diagnostics business, we expect to move towards US-dollar and US GAAP reporting to align our reporting with that of the majority of our publicly traded peer group.

Changes in accounting standards

On November 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3110 , "Asset Retirement Obligations". This section describes how to recognize and measure liabilities related to legal obligations of retiring capital assets.

We have an asset retirement obligation relating to regulatory decommissioning costs of a facility located in Kanata, Ontario. We do not have sufficient information to estimate the fair value of the asset retirement obligation. A liability will be initially recognized in the period in which sufficient information exists to estimate the range of potential settlement dates that is needed to employ a present value technique to estimate fair value.

On November 1, 2004, the Company adopted CICA Accounting Guideline 15, "Consolidation of Variable Interest Entities". This guideline establishes specific criteria to determine if an investee is a variable interest entity and if the equity holder should consolidate the investee. Adoption of this guideline has had no impact on the Company's results of operations and financial position.

In June 2005, the CICA issued Handbook Section 3831, "Non-monetary Transactions" to revise and replace the current standards on non-monetary transactions. We have chosen early adoption of this policy, as permitted, effective with the interim period commencing August 1, 2005.

The new section requires all non-monetary transactions to be measured at the fair value of the asset given up or the asset received, whichever is more reliable, unless the transaction lacks commercial substance, among other exceptions. The commercial substance approach differs from the prior approach which used the culmination of the earnings process as the test for fair value measurement. The commercial substance requirement is met when an entity's future cash flows are expected to change significantly as a result of the transaction.

Adoption of this guideline did not have an impact on our consolidated financial statements.

In January 2005, the CICA issued Handbook Sections 1530, "Comprehensive Income", 3855, "Financial Instruments - Recognition and Measurement", and 3865, "Hedges". Under the new standards: a new location for recognizing certain gains and losses - other comprehensive income - has been introduced, providing for certain gains and losses arising from changes in fair value to be temporarily recorded outside the income statement, but in a transparent manner;

existing requirements for hedge accounting are extended; and all financial instruments, including derivatives, are to be included on a company's balance sheet and measured (in most cases) at fair value. The new standards have to be adopted by the Company at the latest for the year beginning November 1, 2006.

We are currently assessing the potential impact of these new standards on our consolidated financial statements.

Critical accounting policies and estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with Canadian GAAP. These principles differ in certain significant respects from US GAAP, and these differences are described and quantified in Note 28 to the consolidated financial statements.

Our significant accounting policies are contained in Note 1 to the consolidated financial statements. Certain of these policies involve critical accounting estimates because they require us to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

Revenue recognition
MDS sells a variety of products and services and we use different revenue recognition policies depending on the nature of the product or service sold.

The majority of our products, including our analytical instruments and our radioisotopes are sold on terms that require our customers to take ownership of goods upon either shipment or delivery. Revenue is recognized on these transactions at the time title passes to the buyer. Product returns, exchanges and warranty obligations are insignificant in our product-based businesses.

Certain products, particularly equipment related to cobalt sterilization, involve longer production or delivery schedules and may require formal approval or acceptance by our customers.   Approval may not be received until some time after the product has been shipped; however, we recognize revenue (less the minimal holdback amount subject to final approval) based on shipping terms which identify when the title has passed to the customer.

Full revenue is recognized once we have completed all of our obligations under the contract, subject to a reasonable provision set by management to cover any identifiable future costs. Such provisions tend not to be material and historically we have not incurred costs significantly in excess of our provisions, nor have we failed to achieve customer acceptance within reasonable periods of time.

Services are provided to customers on the basis of a per-unit price for work performed or under longer-term contracts that typically define the nature of services to be provided and the terms for billing and payment.

Revenue for services provided on a per-unit pricing basis is recognized when we have completed the requested services and have the contractual right to bill our customer. The majority of our diagnostics revenue is recorded this way, as is our discovery and preclinical revenue and our central lab revenue.

Revenue for services provided under long-term contracts, such as those provided within our early clinical and clinical research businesses, is recognized on a percentage-of-completion basis, usually pro rata as costs are incurred. To calculate revenue, we must estimate the total revenue and total cost, including all costs to complete the contract, as well as the actual stage of completion. The amount of revenue and gross margin appropriate to the percentage of completion is recorded in income based on these estimates. If it becomes evident that a loss will be incurred on a contract, that loss is recorded immediately.

Revenue that is recognized but which cannot be billed is recorded as unbilled revenue on our consolidated statement of financial position. Management conducts a review of all contracts in process at least quarterly to ensure that the appropriate amount of revenue has been recognized and that reasonable estimates of costs to complete have been made. This review also considers the recoverability of all amounts recorded as unbilled revenue. If recoverability is in doubt, the value of unbilled revenue is reduced to the expected recoverable amount by a charge to income.

In a significant number of long-term contracts, the billing terms enable us to bill our customers in advance of providing services. The amount of such billings in excess of the amount that we have recognized as revenue is recorded as deferred revenue in the liabilities section of the consolidated statement of financial position.

Valuation of goodwill
Goodwill is not amortized, but is assessed for impairment at the reporting unit level annually, or sooner if events or changes in circumstances indicate that the carrying amount could exceed fair value. Goodwill is assessed for impairment using a two-step approach, with the first step being to assess whether the fair value of the reporting unit to which the goodwill is associated is less than its carrying value. If this is the case, a second impairment test is performed which requires a comparison of the fair value of goodwill to its carrying amount. If fair value is less than carrying value, goodwill is considered impaired and an impairment charge must be recognized immediately.   Assessing the fair value of a reporting unit requires that we make numerous estimates, including estimating future cash flows and interest rates. Variations in these estimates will cause material differences in the result. As at October 31, 2005, we recorded an $18 million impairment charge for reporting units classified as discontinued operations.

Intangible assets
Intangible assets include the value of acquired technology, patents, customer relationships, and long-term service contracts. In addition to acquired assets, intangible assets include the deferred costs of developing certain products and the pre-operating costs associated with new facilities. Intangible assets are recorded at cost and are amortized over periods that approximate their useful lives, ranging from three to seven years. Because intangible assets are usually associated with technology that is evolving and for which obsolescence is a significant risk, the carrying value of intangible assets is evaluated at least once per year. In the event that management determines that it is unlikely that the Company will be able to fully recover the carrying value of intangible assets from the undiscounted cash flow that can be generated in the future from related products or services, the intangible assets are written down to approximate our estimate of their net realizable value.

Valuation of long-term investments
Long-term investments that are carried at cost or accounted for using the equity method are reviewed to determine whether fair value is below carrying value. We maintain portfolio investments in a number of public and private companies. An investment is considered impaired if any such decline is considered other than temporary. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair

value has been below cost; financial condition and near-term prospects of the investee; and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. Investments are reviewed periodically to determine if there has been a decline in value that is other than temporary. In the event that impairment has occurred, the carrying value of the investment is written down to an amount that reflects management's estimate of what could be received from a sale of the investment.

Capital assets
Capital assets are recorded at cost and depreciated at varying rates over their estimated useful lives. Management sets these rates based on experience with these or similar assets. Costs incurred on assets under construction are capitalized as construction in progress. Costs capitalized on these projects include the direct costs of construction, equipment installation and testing, and interest costs associated with financing large, long-term projects. No depreciation is recorded on such assets until they are placed in service. At each period-end, management reviews the total costs capitalized on all construction projects to determine whether or not the carrying value of the assets can be recovered from the undiscounted, expected, net future cash flow generated by the assets. If there is no reasonable expectation that the costs can be recovered, the carrying value of the asset is reduced to the estimated recoverable amount and the excess is charged to income. This process is subject to significant judgment and could be materially affected by variations in estimates of future cash flows.

On May 1, 2005, the Company commenced the amortization of capitalized information technology costs related to the common business system initiative. These capitalized costs will be amortized on a straight-line basis over seven years. The Company's existing policy amortizes computer systems on a straight-line basis over a maximum of three years. This is a change to reflect the estimated life of these new assets.

Research and development
Costs incurred for research are expensed as incurred. If management expects that a new product has a reasonable likelihood of future commercial success and decides to proceed with product development, costs are capitalized during the remainder of the development process. These costs are identified as deferred development costs and are recorded with other intangible assets on the statement of financial position. Once a product enters commercial production, deferred development costs are amortized over the estimated product life, generally three to five years.

Management undertakes a periodic review of each project on which deferred development costs have been recorded to determine if the carrying value of the project can be recovered from the undiscounted, expected, net future cash flow generated by sales of planned products. If there is no reasonable expectation that the costs can be recovered, the carrying value of the project is reduced and the excess is charged to income. This process of estimation is subject to significant judgment, in particular about the price and direct cost of the products, as well as expected market acceptance. Deferred development costs generally relate to products on which we have traditionally earned a high gross margin.

Income taxes
We operate globally and are, therefore, subject to income taxes in multiple jurisdictions. The income tax expense reported in the statement of income is based on a number of different estimates made by management. Our effective tax rate can change from year to year based on the mix of income among the different jurisdictions in which we operate, changes in tax laws in these jurisdictions, and changes in the estimated values of future tax assets and liabilities recorded on our consolidated statement of financial position.

The income tax expense reflects an estimate of cash taxes expected to be paid in the current year, as well as a provision for changes arising this year in the value of future tax assets and liabilities. The likelihood of recovering value from future tax assets requires us to determine whether it is more likely than not that all or a portion of the future tax assets will be realized from such items as loss carryforwards and the future tax depreciation of capital assets. We assess the valuation of future tax assets at each quarter-end and establish or adjust a valuation reserve if necessary. Changes in the amount of the valuation reserve required can materially increase or decrease the tax expense in a period. Significant judgment is applied to determine the appropriate amount of valuation reserve to record.

Restructuring charges
We have approved plans to restructure certain operations and, as such, we are required to establish critical estimates surrounding exit costs and workforce reductions. Because the determination of the restructuring provision is a complex process and the rollout of a restructuring plan could span multiple periods, we might be required to update estimates to reflect actual payments made. Any adjustments made will be disclosed in the notes to our consolidated financial statements.

Employee future benefits
Certain estimates and assumptions are used to actuarially determine the Company's defined pension and employee future benefit obligations. The expected rate of return on plan assets, discount rate, rate of compensation increase and health care cost trend rate are important elements of cost and/or obligation measurement.

The discount rate, which is determined annually, allows us to reflect estimated future benefit payments at their present value on the measurement date and is based on market rates for high-quality fixed income investments available for the period to maturity of the benefits. A lower discount rate increases the benefit cost and obligation.

Accounting standards and policies – Controls and procedures
Based on current U.S. Securities and Exchange Commission (SEC) rules as required by the Sarbanes-Oxley Act of 2002, the Chief Executive Officer and Chief Financial Officer will be required to certify as at October 31, 2006 that they have assessed the effectiveness of internal controls over financial reporting.

In preparation for this certification, the Company has dedicated resources in place to document the internal control environment and evaluate its design and operating effectiveness. These resources have also been actively engaged with the Company's external auditors in the development and implementation of the activities necessary to meet the requirements of the Sarbanes-Oxley Act of 2002.

An evaluation was performed under the supervision and with participation of the Company's management, including the President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, as of October 31, 2005. Based on that evaluation, the Company's management concluded that the Company's disclosure controls and procedures were effective as of October 31, 2005.

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of **MDS Inc.** ("the Company") and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in conformity with generally accepted accounting principles in Canada and the United States using the best estimates and judgments of management, where appropriate. The most significant of these accounting principles are set out in notes 1 and 28 to the consolidated financial statements.

Management is responsible for a system of internal control which is designed to provide reasonable assurance that assets are safeguarded, liabilities are recognized and that the accounting systems provide timely and accurate financial reports.

The Board of Directors has appointed an Audit Committee consisting of four outside directors. The Committee meets regularly to review with management and the auditors any significant accounting, internal control and auditing matters, and to review and finalize the annual financial statements of the Company along with the independent auditors' report prior to the submission of the financial statements to the Board of Directors for final approval. The financial information throughout this annual report is consistent with the information presented in the consolidated financial statements.

These consolidated financial statements have been audited by Ernst & Young LLP, who have been appointed as the auditors of the Company by the shareholders.

Stephen P. DeFalco
President and Chief Executive Office

Jim A.H. Garner
Executive Vice-President and Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of MDS Inc.

We have audited the consolidated statements of financial position of **MDS Inc.** as at October 31, 2005 and 2004 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended October 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2005 in accordance with Canadian generally accepted accounting principles.

The Company changed its method of accounting for asset retirement obligations, variable interest entities, and non-monetary transactions as described in note 1.

Toronto, Canada, December 14, 2005

Ernst & Young LLP

Chartered Accountants

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at October 31
(millions of Canadian dollars)

		2005		2004 (Restated Notes 16 and 27)
ASSETS				
Current				
Cash and cash equivalents	$	265	$	296
Accounts receivable		278		278
Unbilled revenue		115		83
Inventories *(note 5)*		163		160
Income taxes recoverable		3		1
Current portion of future tax assets *(notes 2 and 15)*		19		14
Prepaid expenses and other		21		23
Assets held for sale *(note 16)*		114		51
		978		906
Capital assets *(note 6)*		841		785
Future tax assets *(notes 2 and 15)*		118		123
Long-term investments and other *(note 7)*		159		159
Goodwill *(note 8)*		541		548
Other intangible assets *(note 8)*		43		55
Assets held for sale *(note 16)*		-		61
	$	2,680	$	2,637
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	353	$	294
Deferred revenue		119		101
Income taxes payable		28		33
Current portion of unrealized benefit of future tax asset *(note 2)*		16		14
Current portion of long-term debt *(note 9)*		13		6
Liabilities related to assets held for sale *(note 16)*		50		27
		579		475
Long-term debt *(note 9)*		455		479
Deferred revenue *(note 10)*		26		41
Unrealized benefit of future tax asset *(note 2)*		64		82
Other long-term obligations		42		48
Future tax liabilities *(note 15)*		69		58
Minority interest *(notes 2 and 3)*		20		21
Liabilities related to assets held for sale *(note 16)*		-		12
		1,255		1,216
(Commitments and contingencies – notes 23 and 24)				
Shareholders' equity				
Share capital *(notes 11 and 19)*		847		833
Retained earnings		604		600
Cumulative translation adjustment *(note 26 and 27)*		(26)		(12)
		1,425		1,421
	$	2,680	$	2,637

Incorporated under the Canada Business Corporations Act
See accompanying notes

On behalf of the Board:

John Mayberry

R W Luba

John T. Mayberry, Director   Robert W. Luba, Director

CONSOLIDATED STATEMENTS OF INCOME

Years ended October 31 (millions of Canadian dollars except per share amounts)		2005		2004 (Restated Notes 16 and 27)		2003 (Restated Notes 16 and 27)
Net Revenues	$	**1,489**	$	1,479	$	1,388
Cost of revenues		**(912)**		(886)		(776)
Selling, general and administration		**(307)**		(267)		(260)
Research and development *(note 12)*		**(31)**		(38)		(47)
Depreciation and amortization		**(69)**		(65)		(68)
Restructuring charges *(note 13)*		**(72)**		(13)		(28)
Other income (expense) *(note 14)*		**(17)**		(74)		(26)
Equity earnings (loss) *(note 7)*		**(5)**		1		3
Operating income		**76**		137		186
Interest expense		**(21)**		(23)		(28)
Dividend and interest income		**12**		8		9
Income from continuing operations before income taxes and minority interest		**67**		122		167
Income taxes *(note 15)*						
- current		**(21)**		(57)		(48)
- future		**4**		-		(32)
Minority interest - net of tax		**(8)**		(2)		(5)
Income from continuing operations		**42**		63		82
Loss from discontinued operations - net of tax *(note 16)*		**(11)**		(12)		(34)
Net income	$	**31**	$	51	$	48
Basic and diluted earnings (loss) per share *(note 17)*						
- from continuing operations	$	**0.30**	$	0.44	$	0.58
- from discontinued operations		**(0.08)**		(0.08)		(0.24)
Basic and diluted earnings per share	$	**0.22**	$	0.36	$	0.34

See accompanying notes

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended October 31 (millions of Canadian dollars)		2005		2004 (Restated Notes 16 and 27)		2003 (Restated Notes 16 and 27)
Retained earnings, beginning of year	$	**600**	$	572	$	543
Net income		**31**		51		48
Repurchase of Common shares *(note 11)*		**(8)**		(11)		(5)
Dividends		**(19)**		(12)		(14)
Retained earnings, end of year	$	**604**	$	600	$	572

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended October 31 (millions of Canadian dollars)	2005		2004 (Restated Notes 16 and 27)		2003 (Restated Notes 16 and 27)
Operating activities					
Net income	$	31	$ 51	$	48
Add back net loss from discontinued operations		(11)	(12)		(34)
Net income from continuing operations		42	63		82
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations *(note 21)*					
Items not affecting current cash flow		91	123		183
Changes in non-cash working capital balances		12	(4)		4
Cash provided by continuing operations		145	182		269
Cash provided by (used in) discontinued operations		16	(4)		(23)
		161	178		246
Investing activities					
Acquisitions *(note 4)*		(7)	(12)		(8)
Acquisition of tax assets *(note 2)*		-	(19)		-
Effect of deconsolidating MDS Proteomics *(note 3)*		-	(18)		-
Purchase of capital assets		(133)	(108)		(117)
Purchase of technology license *(note 3)*		(1)	(5)		-
Proceeds on sale of discontinued operations		11	35		-
Proceeds on sale of businesses and investments		-	2		31
Purchase of long-term investments and other		-	-		(48)
Increase in deferred development charges		(18)	-		(7)
Other		(5)	(1)		-
Cash used in investing activities of continuing operations		(153)	(126)		(149)
Cash used in investing activities of discontinued operations		(5)	(1)		(3)
		(158)	(127)		(152)
Financing activities					
Issuance of long-term debt		-	-		563
Repayment of long-term debt		(1)	(2)		(541)
Increase (decrease) in deferred income and other long-term obligations		(5)	14		(7)
Payment of cash dividends		(14)	(9)		(10)
Issuance of shares		11	18		8
Repurchase of Common shares		(13)	(17)		(7)
Distributions to minority interest		(11)	(11)		(11)
Cash used in financing activities of continuing operations		(33)	(7)		(5)
Cash used in financing activities of discontinued operations		-	(2)		-
		(33)	(9)		(5)
Effect of foreign exchange rate changes on cash and cash equivalents		(1)	(6)		(13)
Increase (decrease) in cash position during the year		(31)	36		76
Cash and cash equivalents, beginning of year		296	260		184
Cash and cash equivalents, end of year	$	265	$ 296	$	260

See accompanying notes

Cash interest paid	$	23	$ 24	$	15
Cash income taxes paid	$	22	$ 12	$	24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All tabular amounts are in millions of Canadian dollars except where noted)

1. Accounting Policies

Basis of presentation

The accounting policies of MDS Inc. (MDS or the Company) are in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These policies are consistent with accounting principles generally accepted in the United States (US GAAP) in all material respects except as outlined in note 28. The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As described in notes 4 and 16, the Company has approved plans to discontinue certain businesses and to significantly restructure other operations. These plans require estimates to be made of the recoverability of the carrying value of certain assets based on their capacity to generate future cash flows, contract termination costs and other exit costs. Because restructuring activities are complex processes that can take several months to complete, they involve periodically reassessing such estimates. As a result, the Company may have to change originally reported estimates when actual payments are made or the activities are completed. Accordingly, actual payments may differ significantly from amounts recorded.

Principles of consolidation

The financial statements of entities that are controlled by MDS, referred to as subsidiaries, or variable interest entities of which MDS is the primary beneficiary, are consolidated. Entities which are jointly controlled, referred to as joint ventures, are accounted for using the proportionate consolidation method. Entities which are not controlled but over which MDS has the ability to exercise significant influence, referred to as associated companies, are accounted for using the equity method.

Significant accounting policies used in the preparation of these consolidated financial statements are as follows:

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances with banks, demand deposits, and investments with maturities of three months or less at the time the investment is made. The fair value of cash and cash equivalents approximates the amounts shown in the consolidated financial statements.

Inventories

Inventories of raw materials and supplies are valued at the lesser of cost, determined on a first-in, first-out basis, and net realizable value. Finished goods and work in process include the cost of material, labour and manufacturing overhead and are valued on a first-in, first-out basis at the lesser of cost and net realizable value.

Capital assets

Capital assets are carried in the accounts at cost less accumulated depreciation and amortization. Gains and losses arising on the disposal of individual assets are recognized in income in the year of disposal.

The costs associated with modifications to facilities owned by others to permit isotope production are deferred and recorded as facility modifications.

Costs, including financing charges and certain design, construction and installation costs, related to assets that are under construction and are in the process of being readied for their intended use are recorded as construction in progress and are not subject to depreciation.

Depreciation and amortization, which are recorded from the date on which each asset is placed in service, are provided for on a straight-line basis over the estimated useful lives of the capital assets as follows:

Buildings	2.5% - 4%
Equipment	10% - 33%
Furniture and fixtures	10% - 33%
Computer systems	14% - 33%
Leaseholds	Term of the lease plus renewal periods, if applicable, to a maximum of 20 years.
Facility modifications	Amortized over the contractual production period.

Goodwill and intangible assets

All business combinations are accounted for using the purchase method. Goodwill is carried at cost; it is not amortized and represents the excess of the purchase price and related costs over the fair value assigned to the net tangible assets of the business acquired.

In-process research and development (IPR&D) represents the value paid as a result of a business combination of acquired research and development (R&D) which was not technologically feasible as of the acquisition date and which had no alternative future use other than its intended use. IPR&D is recorded at cost and amortized on a straight-line basis over its estimated useful life not exceeding seven years.

Acquired technology represents the value of proprietary ''know-how'', which was technologically feasible as of the acquisition date, and is amortized on a straight-line basis over the estimated useful life of the technology, generally not exceeding three years.

Maintenance contracts and customer relationships represent the value placed on maintaining products and technology previously sold to customers and the value of existing customer relationships. Maintenance contracts and customer relationships are recorded at cost and amortized on a straight-line basis over their estimated useful life, not exceeding five years.

Impairment of long-lived and intangible assets

MDS evaluates the carrying value of long-lived and intangible assets, including capital assets and goodwill, for potential impairment when events and circumstances warrant a review. Factors that MDS considers important which could trigger an impairment review include, but are not limited to: significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for MDS's overall business, significant negative industry or economic trends, a significant decline in MDS's stock price for a sustained period, and MDS's market capitalization relative to the net book value of the Company.

The carrying value of an asset is considered impaired when the anticipated net recoverable amount of the asset is less than its carrying value. In that event, a loss is recognized in an amount equal to the difference between the carrying value and fair value, and is recorded as a charge to net income. The anticipated net recoverable amount for long-lived and intangible assets other than goodwill is an amount equal to the anticipated undiscounted cash flows net of directly attributable general and administrative costs, carrying costs, and income taxes, plus the expected residual value, if any.

Goodwill impairment is assessed at the reporting unit level at least annually. Reporting units comprise business operations with similar economic characteristics and strategies and may represent either a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All tabular amounts are in millions of Canadian dollars except where noted)

business segment or a business unit within a business segment. Potential impairment is identified when the carrying value of a reporting unit, including the allocated goodwill, exceeds its fair value. Goodwill impairment is measured as the excess of the carrying amount of the reporting unit's allocated goodwill over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the reporting unit. The fair value of goodwill is determined in the same manner as in a business combination.

The fair values are estimated using accepted valuation methodologies such as discounted future net cash flows, earnings multiples or prices for similar assets, whichever is most appropriate under the circumstances.

Stock-based compensation plan
The fair value of stock options granted is recognized as compensation expense on a straight-line basis over the applicable stock option vesting period and included in selling, general and administration expenses in the consolidated statements of income and as contributed surplus within share capital on the consolidated statements of financial position. The consideration received on the exercise of stock options is credited to share capital at the time of exercise.

No expense was recorded for stock options granted prior to November 1, 2003. Pro forma earnings disclosure showing the impact of fair value accounting for these options is included in note 19.

Pension, post-retirement and post-employment benefit plans
The Company offers a number of benefit plans that provide pension and other post-employment benefits. The current service cost of benefit plans is charged to income annually. Cost is computed on an actuarial basis using the projected benefits method and based on management's best estimates of investment yields, salary escalation and other factors.

The expected costs of post-employment benefits, other than pensions, for active employees are accrued in the consolidated financial statements during the years in which employees provide service to MDS. Adjustments resulting from plan amendments, experience gains and losses, or changes in assumptions are amortized over the remaining average service term of active employees. Other post-employment benefits are recognized when the event triggering the obligation occurs.

Revenues
Revenues are recorded when title to goods passes or services are provided to customers, the price is fixed or determinable, and collection is reasonably assured. For the majority of product revenues, title passes to the buyer at the time of shipment and revenue is recorded at that time. Certain services are provided to customers on a per-unit pricing basis. Revenues for such services are recognized when the service has been performed and a contractual right to bill exists. These revenues include fee-for-service revenues that are received for diagnostic laboratory testing services, are subject to future adjustment on settlement and are recorded based on management's estimate of amounts that ultimately will be realized by the Company. Adjustments, if any, are recorded in the period in which negotiations are completed.

A significant portion of the Company's pharmaceutical research services revenues are provided under the terms of long-term contracts that can extend from several months to several years. Revenues on these contracts are recognized using the percentage-of-completion method based on a proportional performance basis using output as a measure of performance. Losses, if any, on these contracts are provided for in full at the time such losses are identified. Services performed in advance of billings are recorded as unbilled revenue pursuant to the contractual terms. In general, amounts become billable upon the achievement of certain milestones or in accordance with predetermined payment schedules. Changes in the scope of work generally result in a renegotiation of contract terms. Renegotiated amounts are not included in net revenues until earned and realization is assured. Billings in excess of services performed to date or in excess of costs plus estimated profits on contracts in progress are recorded as deferred revenue. Customer advances on contracts in progress are shown as liabilities, and reimbursable costs in excess of billings are recorded as unbilled revenue.

Reimbursable costs, including investigator fees and other out-of-pocket expenses, are not reflected in total revenues or expenses where the Company acts in the capacity of an agent on behalf of a customer, passing through these costs without risk or reward.

Research and development

The Company carries on various R&D programs, some of which are funded in part by customers and joint venture partners. Funding received is accounted for using the cost reduction approach. Net research costs are expensed in the periods in which they are incurred.

Development costs that meet certain criteria, including reasonable assurance regarding future benefits, are deferred and amortized on a straight-line basis over periods ranging from three to five years, commencing in the year that the new product development is completed and commercial production commences.

Income taxes

The Company follows the liability method of income tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Investment tax credits related to the acquisition of assets are deferred and amortized to income on the same basis as the related assets, while those related to current expenses are included in the determination of income.

Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the net income (loss) by the weighted average number of Common shares outstanding during the period.

Diluted earnings per share has been calculated using the treasury stock method, by dividing net income available to Common shareholders by the sum of the weighted average number of Common shares outstanding and all additional Common shares that would have been outstanding shares arising from the exercise of potentially dilutive stock options outstanding during the year. This method computes the number of incremental shares by assuming the outstanding stock options are exercised, then reduced by the number of Common shares assumed to be repurchased from the total of issuance proceeds, using the average market price of the Company's Common shares during the applicable period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All tabular amounts are in millions of Canadian dollars except where noted)

Foreign currency translation
Foreign operations are considered self-sustaining and are translated using the current rate method. Assets and liabilities are translated using the exchange rate in effect at the year-end and revenues and expenses are translated at the average rate for the year.

Exchange gains or losses arising on translation of the Company's net equity investments in these foreign subsidiaries and those arising on translation of foreign currency long-term liabilities designated as hedges of these investments are recorded as cumulative translation adjustments in shareholders' equity. The appropriate amounts of exchange gains or losses accumulated in the cumulative translation adjustment are reflected in income when there is a realized reduction in the Company's net investment in these subsidiaries resulting from a cash distribution.

Derivative financial instruments
The Company operates globally, which gives rise to risks that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange conversion rates and interest rates. In order to manage or hedge these risks, the Company enters into foreign currency forward contracts, foreign currency swaps, foreign currency option contracts, interest rate swaps, and interest rate option contracts. These are considered to be derivative financial instruments. The Company does not use derivative financial instruments for trading or speculation purposes.

Foreign currency gains and losses on contracts used to hedge anticipated foreign-currency-denominated sales are recognized as an adjustment to revenues when the sale is recorded.

Interest rate swap contracts are used as part of the Company's program to manage the fixed and floating interest rate mix of the Company's total debt portfolio and the overall cost of borrowing. Interest rate contracts involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based and are recorded as an adjustment to interest expense on the hedged debt instrument. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.

The Company's policy is to document all relationships between hedging instruments and hedged items, as well as the risk management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the consolidated statement of financial position or to specific firm commitments or forecasted transactions. The Company also assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used are effective in offsetting changes in fair values or cash flows of hedged items.

Realized and unrealized gains or losses associated with derivative instruments that are proven to be effective, but which have been terminated or which cease to be effective prior to maturity, are deferred and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income immediately.

Derivatives that do not qualify for hedge accounting are marked to market at each period-end, with the result that any gain or loss is charged to income.

Recently enacted changes in accounting standards

The following new accounting standards became effective and were adopted by the Company during 2005:

(i)   Canadian Institute of Chartered Accountants (CICA) Handbook Section 3110 , "Asset Retirement Obligations" was adopted on November 1, 2004. This section describes how to recognize and measure liabilities related to legal obligations of retiring capital assets.

The Company has identified an asset retirement obligation relating to regulatory decommissioning costs of a facility located in Kanata, Ontario. The Company does not have sufficient information to estimate the fair value of the asset retirement obligation. A liability will be initially recognized in the period in which sufficient information exists to estimate the range of potential settlement dates that is needed to employ a present value technique to estimate fair value.

(ii) CICA Accounting Guideline 15, "Consolidation of Variable Interest Entities" was adopted on November 1, 2004. This guideline establishes specific criteria to determine if an investee is a variable interest entity and if the equity holder should consolidate the investee. Adoption of this guideline has had no impact on the Company's results of operations and financial position.

(iii) CICA Handbook Section 3831, "Non-monetary Transactions" revises and replaces the current standards on non-monetary transactions. The new section requires all non-monetary transactions to be measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance, among other exceptions. The commercial substance requirement is met when an entity's future cash flows are expected to change significantly as a result of the transaction.

The Company has chosen early adoption of this policy, as permitted, effective with the interim period commencing August 1, 2005. Retroactive application is not permitted. Adoption of this Section did not have an impact on the results of operations or financial position of the Company.

In January 2005, the CICA issued three new Handbook sections. These new standards have been created to harmonize Canadian GAAP with US GAAP. The new standards must be adopted by the Company for the fiscal period beginning November 1, 2006 at the latest.

(i)   CICA Handbook Section 1530, "Comprehensive Income" establishes standards for the reporting and presentation of comprehensive income and defines other comprehensive income to include revenues, expenses, gains and losses that are recognized in comprehensive income, but excluded from net income.

(ii) CICA Handbook 3855, "Financial Instruments - Recognition and Measurement" describes the standards for recognizing, measuring and presenting financial assets, financial liabilities and non-financial derivatives.

(iii) CICA Handbook 3865, "Hedges" provides guidance on when and how hedge accounting may be applied.

The Company is currently evaluating the impact of these new standards on its financial position and results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All tabular amounts are in millions of Canadian dollars except where noted)

2. Reorganization of Ontario Laboratory Business

Effective May 1, 2004, MDS transferred the assets and operations that form part of its Ontario laboratory business into MDS Laboratory Services LP (Labs LP), a newly formed partnership in which MDS was the sole partner. The Company then transferred a 99.99% limited partnership interest in Labs LP to Hemosol Inc., in exchange for 100% of the Class B non-voting shares and additional Class A voting shares of that company. As a result of this transaction, MDS owns 99.56% of the equity of Hemosol Inc., including 47.5% of the Class A voting shares. Hemosol Inc. was subsequently renamed LPBP Inc. (LPBP).

The remaining 0.01% of Labs LP is held by a wholly owned subsidiary of MDS, MDS Laboratory Services Inc. (MDS Labs), as the general partner. Through MDS Labs, MDS has retained management control of the day-to-day and strategic operations of the Ontario laboratory business and, consequently, the Company continues to consolidate the results of this business. Other Class A shareholders of LPBP own 0.44% of the Ontario laboratory business and, therefore, the Company has recorded minority interest expense relating to the 0.44% of LPBP owned by these other shareholders.

As a result of this transaction, the Company benefits from significant tax losses carried forward, research and development expense pools, and investment tax credits, having an initial estimated combined value of $120 million. The cost to MDS to gain access to these tax assets totalled $19 million represented by a $16 million cash transfer to Hemosol Corp., a successor corporation to Hemosol Inc., along with $3 million of transaction costs.

As of May 1, 2004, MDS recorded these future tax assets at an expected value of $120 million. In addition, and in accordance with Emerging Issues Committee Abstract (EIC) 110, "Accounting for Acquired Future Tax Benefits in Certain Purchase Transactions that Are Not Business Combinations", the Company recorded a corresponding unrealized benefit of $101 million, taking into account the $16 million purchase and the transaction cost to acquire the tax assets. The unrealized benefit is recorded as a long-term deferred credit, the current portion of which is recorded in current liabilities.

The future tax asset is being recognized in income based on the effective tax rate existing during each period in which these tax assets are utilized. The unrealized benefit of these tax assets will be amortized into income on a basis that is pro rata to utilization of the future tax asset.

During the year ended October 31, 2005, the Company recognized in income $18 million (2004 - $7 million) of future tax asset, and $14 million (2004 - $6 million) of the unrealized benefit of the tax assets was amortized to income tax expense.

3. Reorganization of MDS Proteomics

On July 29, 2004, a financial reorganization of MDS Proteomics Inc. was completed and the company was renamed Protana Inc. (Protana). Through this reorganization, MDS reduced its equity and voting interest in Protana from 89% to 48%.

As the Company's interest in Protana was reduced to less than 50%, management determined that MDS does not control Protana. As a result of the loss of control, effective July 29, 2004, the Company deconsolidated the assets and liabilities of Protana and began accounting for the investment under the equity method.

The Company reduced the carrying value of its net investment in MDS Proteomics in 2004 by recording a goodwill writedown of $53 million and a reduction in capital assets of $10 million. These provisions reduced the carrying value of Protana to nil. As a result of an agreement related to the reorganization and for a payment of $5 million, MDS was able to use the tax assets related to the former MDS Proteomics business. A valuation allowance related to these assets was no longer required and was reversed during 2004. At the end of 2005, the tax assets are carried at $17 million (2004 - $17 million). In 2004, an income tax recovery of $9 million and investment tax credits of $3 million were realized.

Prior to the reorganization, MDS issued certain guarantees on behalf of Protana, resulting in an estimated total exposure of $10 million for which a full reserve was established in 2004 based on management's assessment. Subsequent to October 31, 2005, the Company paid $9 million to one of Protana's creditors in connection with these guarantees.

4. Acquisitions and Divestitures

a) Acquisitions

Effective August 4, 2005, the Company acquired SkeleTech, Inc., a therapeutically focused contract research organization providing preclinical discovery and development services in bone and central nervous systems biologies, for consideration of $8 million (US$6 million) and an additional $2 million (US$2 million) payable to the vendors if certain profitability levels are attained in 2006. This acquisition has been accounted for using the purchase method. The purchase price has been allocated to the net assets acquired based on management's best estimate of fair values. Goodwill of $6 million was recorded on this transaction, reflecting the $8 million purchase price, offset by net assets acquired of $2 million, which included $1 million of cash.

Effective October 22, 2004, the Company acquired a 50% interest in the assets and intellectual property related to the MALDI Time-of-Flight (MALDI-TOF) mass spectrometry business of Applied Biosystems, a division of Applera Corporation (Applied Biosystems). The purchase included a 100% interest in certain MALDI-TOF product-related manufacturing and research and development assets. The combined original purchase price was US$40 million.   This acquisition was accounted for using the purchase method, and the purchase price was allocated to the assets acquired based on management's best estimate of fair values. Goodwill of $15 million was recorded on this transaction. In 2005, the purchase price was renegotiated and reduced by US$2 million with a corresponding reduction in goodwill (note 8).

The Company and Applied Biosystems each contributed the MALDI-TOF business and related intellectual property to Applied Biosystems/MDS Sciex Instruments, a 50/50 joint venture of Applied Biosystems and the MDS Sciex division of MDS. The inventory and capital assets arising from this purchase were retained by MDS Sciex, along with the goodwill generated on this transaction.

During 2003, the Company acquired the assets of Vancouver Medical Laboratories (1965) Ltd. for $2 million in cash. Goodwill of $2 million was recorded on this transaction.

Also, in 2003, the Company acquired an early-stage clinical research facility in New Orleans, Louisiana for cash consideration of $8 million, representing $2 million of net tangible assets and $6 million of goodwill. The transaction included $1 million of contingent consideration, which subsequently has been paid.

(All tabular amounts are in millions of Canadian dollars except where noted)

The cost of the acquisitions described above has been allocated on the acquisition dates as follows:

	2005	2004	2003
Working capital	$ (1)	$ 7	$ 2
Other intangible assets	-	26	-
Software	-	1	-
Capital assets and other	1	-	-
Goodwill	6	17	6
	6	51	8
Long-term debt and other long-term obligations	-	(39)	-
Total cash consideration	$ 6	$ 12	$ 8

b) Divestitures

In 2004, the Company disposed of certain of its US laboratory operations and classified these businesses as discontinued operations (see note 16). These businesses had annual revenues of $43 million in 2004 (2003 - $90 million). Effective July 31, 2005, the Company completed the sale of its interest in a South Florida laboratory partnership, realizing a gain of $6 million, which has been recorded in discontinued operations (see note 16). This business had annual revenues of $30 million in 2005 (2004 - $40 million; 2003 - $40 million).

During 2003, the Company sold business units within the Life Sciences segment for net proceeds of $35 million, comprising $32 million in cash and $3 million in shares of the acquirer. A gain of $10 million was recognized on these transactions (see note 14). These businesses had annual revenues of $6 million prior to sale in 2003.

5. Inventories

	2005	2004
Raw materials and supplies	$ 101	$ 91
Work in process	44	38
Finished goods	18	31
	$ 163	$ 160

6. Capital Assets

	2005		2004	
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Land	$ 36	$ -	$ 36	$ -
Buildings	197	59	187	52
Equipment	285	173	284	176
Furniture and fixtures	32	23	48	35
Computer systems	122	58	100	68
Leaseholds	63	27	77	41
Facility modifications	28	9	37	20
Construction in progress	458	-	428	-
	$ 1,221	$ 349	$ 1,197	$ 392
Accumulated depreciation	(349)		(392)	
	872		805	
Less: assets held for sale	(31)		(20)	
	$ 841		$ 785	

Construction in progress includes $61 million (2004 - $52 million) of capitalized financing costs.

7. Long-term Investments and Other

	2005	2004
Investments in significantly influenced companies and partnerships	$ 40	$ 52
Financial instruments pledged as security on long-term debt *(note 9)*	44	45
Venture capital investments	9	9
Other long-term investments	37	40
Deferred development costs	29	13
	$ 159	$ 159

The Company now accounts for its investment in Hemosol Corp. using the equity method of accounting. The Company's share of the investee's losses exceeds the carrying amount of the investment, and a $7 million equity loss adjustment was recorded in 2005. The Company's investment in Hemosol Corp. was written off in 2003. Subsequent to the end of 2005, Hemosol Corp. filed for receivership and, as a result, the Company's guarantee of the bank debt of Hemosol has been called by the bank and paid by MDS (see note 24).

As at October 31, 2005, the Company had a secured 6% convertible promissory note receivable amounting to US$8 million due from an investee which is accounted for by the equity method. This note relates to funding requirements of the investee for operations and matures on December 31, 2007. This transaction was recorded at an amount that is representative of fair value.

Certain long-term investments are development-stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability. The recovery of invested amounts and the realization of investment returns is dependent upon the successful resolution of scientific, regulatory, competitive, political and other risk factors, as well as the eventual commercial success of these enterprises. These investments are subject to measurement uncertainty, and adverse developments could result in further writedowns of the carrying values.

Certain of the investments in significantly influenced companies and partnerships are subject to a formal valuation by other parties. The estimated fair value of these investments, as determined by these parties, amounts to $5 million (2004 - $6 million) compared with a carrying value of $3 million (2004 - $5 million).

Certain of the long-term investments held by the Company are considered to be financial instruments. Among these are several investments in shares of public companies. These marketable securities had a combined market value of $10 million (2004 - $20 million) and a combined carrying value of $1 million (2004 - $9 million).

In addition to these marketable securities, the financial instrument pledged as security on long-term debt has a fair value that approximates its carrying value. The estimated fair values of the remaining long-term investments are not readily determinable. The other long-term investments include securities in private companies for which reasonable estimates of fair value are not readily determinable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All tabular amounts are in millions of Canadian dollars except where noted)

8. Goodwill and Other Intangible Assets

a) Goodwill:

		2005		2004
				(Restated, Note 27)
Opening balance	$	548	$	679
Acquired [(i)]		6		17
Disposed [(ii)]		-		(127)
Impairment charge		(3)		-
Foreign exchange and other *(note 4)*		(10)		(21)
Closing balance	$	541	$	548

Goodwill held for sale was $26 million (2004 - $41 million).

(i)   In 2005, $6 million of the acquired goodwill relates to the acquisition of SkeleTech, Inc. In 2004, $15 million of the goodwill addition relates to the acquisition of the MALDI-TOF mass spectrometry business from Applied Biosystems and the remaining $2 million relates to the purchase of a laboratory business.

(ii) Goodwill disposed of in 2004 included $118 resulting from the Company's reduced ownership of MDS Proteomics (see note 3) and $9 million is connected with the sale of certain US laboratory operations (see note 16).

b) Other Intangible Assets:

		2005		2004
Opening balance	$	55	$	35
Acquired		1		36
Amortized		(5)		(1)
Impairment charge		(8)		(15)
Closing balance	$	43	$	55

Other intangible assets acquired consist of:

		2005		2004
In-process research and development	$	-	$	3
Patents		-		11
Acquired technology		-		2
Maintenance contracts and customer relationships		-		10
Licenses		1		10
	$	1	$	36

9. Long-term Debt

	Maturity	2005		2004
Senior unsecured notes	2007 to 2015	$	368	$	379
Other debt	2005 to 2015		100		106
Total long-term debt			468		485
Current portion			(13)		(6)
		$	455	$	479

The Company has outstanding US$311 million of senior unsecured notes that bear interest at fixed rates between 5.15% and 6.19% and have various terms between five and twelve years.

In 2004, MDS purchased assets from Applied Biosystems relating to the MALDI-TOF mass spectrometry operations for US$40 million, of which US$8 million was paid on closing and remaining consideration was in the form of a note payable, bearing an interest rate of 4%. Subsequent to closing, the purchase price was reduced by US$2 million, resulting in a reduction to the principal amount of this note payable. The amended note of US$30 million is payable evenly over four years beginning on October 2, 2006.

Other debt includes a non-interest-bearing government loan with a carrying value of $45 million (2004 - $50 million) discounted at an effective interest rate of 7%. A long-term investment has been pledged as security for the repayment of this debt (see note 7).

During 2005, the Company negotiated a $500 million, five-year, committed, revolving credit facility, replacing the $225 million credit facility existing in 2004. As at October 31, 2005, this facility was undrawn.

The remaining debt, amounting to $20 million (2004 - $26 million), bears interest at various fixed rates.

Principal repayments of long-term debt are as follows:

2006	$	13
2007		23
2008		109
2009		22
2010		33
Thereafter		268
	$	468

10. Deferred Revenue

Deferred revenue includes a $22 million deferred credit (2004 - $27 million), which is being amortized over 15 years using the sum of the years' digits method.

During 2004, the Company received $32 million from a customer as consideration for amending a supply agreement to eliminate certain minimum purchase commitments. The proceeds were recorded as deferred revenue and are being amortized over the remaining term of the contract. At October 31, 2005, the balance outstanding was $13 million, with $10 million classified as current deferred revenue.

11. Share Capital

a) Summary of share capital

	Common Shares	
(number of shares in thousands)	Number	Amount
Balance - October 31, 2002	140,507	$ 805
Issued	925	13
Repurchased and cancelled	(310)	(2)
Balance - October 31, 2003	141,122	816
Issued	1,561	25
Repurchased and cancelled	(857)	(8)
Balance - October 31, 2004	141,826	833
Issued	1,072	19
Repurchased and cancelled	(799)	(5)
Balance - October 31, 2005	142,099	$ 847

(All tabular amounts are in millions of Canadian dollars except where noted)

During 2005, the Company declared and paid cash dividends of $14 million on Common shares (2004 - $9 million; 2003 - $10 million).

In 2005, the Company repurchased and cancelled 799,000 Common shares (2004 - 857,000; 2003 - 310,450) for $13 million (2004 - $17 million; 2003 - $7 million) under the terms of a normal course issuer bid (NCIB). The excess of cost over the stated capital of the acquired shares was charged to retained earnings. Under the terms of its NCIB, the Company is entitled to repurchase up to 12,382,572 Common shares between June 1, 2005 and June 20, 2006. These repurchases of Common shares are made on the open market at prevailing market prices.

b) Stock Dividend and Share Purchase Plan and Employee Share Ownership Plan

Under the Company's Stock Dividend and Share Purchase Plan, shareholders may elect to receive stock dividends in lieu of cash dividends. Stock dividends are issued at not less than 95% of the five-day average market price (the Average Market Price) of the shares traded on the Toronto Stock Exchange immediately prior to the dividend payment date. Plan participants may also make optional cash payments of up to $3,000 semi-annually to purchase additional Common shares at the Average Market Price. Participation in this plan for the year ended October 31, 2005 resulted in the issuance of 264,284 (2004 - 136,501) Common shares as stock dividends and the issuance of 9,187 Common shares (2004 - 9,535) for cash.

Under the terms of the Company's Employee Share Ownership Plan, eligible employees are able to purchase Common shares at 90% of the Average Market Price for the five days preceding the purchase. During the year, the Company issued 176,817 Common shares (2004 - 174,728) under this plan for $3 million (2004 - $3 million) and as at October 31, 2005, the Company has 200,294 Common shares that are reserved for future issue with this plan.

12. Research and Development

	2005	2004	2003
Gross expenditures	$ 87	$ 100	$ 100
Investment tax credits	(5)	(20)	(15)
Recoveries from partners	(32)	(23)	(25)
Development costs deferred	(17)	(6)	(7)
Amortization of costs previously deferred	2	3	4
	35	54	57
Depreciation and amortization set out as a separate component of net income	(4)	(16)	(10)
Research and development expense	$ 31	$ 38	$ 47

13. Restructuring Charges

| | Restructuring Charge | Cumulative drawdowns | | Provision Balance at Oct. 31, 2005 |
		Cash	Non-cash	
2003:				
Workforce reductions	$ 17	$ (15)	$ (2)	$ -
Equipment and other asset writedowns - adjustment	11	-	(11)	-
	28	(15)	(13)	-
2004:				
Workforce reductions	$ 14	$ (11)	$ (1)	$ 2
Equipment and other asset writedowns - adjustment	(1)	-	1	-
	13	(11)	-	2
2005:				
Workforce reductions	$ 52	$ (24)	$ (1)	$ 27
Equipment and other asset writedowns - adjustment	8	-	(8)	-
Contract cancellation charges	12	-	-	12
	$ 72	$ (24)	$ (9)	$ 39
				$ 41

In 2005, the Company recorded restructuring charges related to a reduction in its management, administrative, and operations workforce, a realignment of its information technology infrastructure, and the reorganization of certain pharmaceutical research services operations. In 2004 and 2003, the Company recorded restructuring charges relating to the implementation of change initiatives affecting the provision of support services, systems implementation, senior management reductions, and certain other initiatives.

14. Other Income (Expense)

	2005	2004	2003
Impairment of long-term investments *(note 7)*	$ (6)	$ (22)	(77)
Impairment of intangible assets	(8)	(15)	-
Writedown of equipment *(note 3)*	-	(10)	-
Gain on patent litigation	-	14	39
Gain on reorganization of MDS Proteomics *(note 3)*	-	8	-
Gain on sale of businesses and investments	-	4	12
Impairment of goodwill *(note 3)*	-	(53)	-
Unrealized loss on interest rate swaps *(note 25)*	(3)	-	-
	$ (17)	$ (74)	(26)

During 2005, the Company recorded an $8 million impairment charge relating to a five-year licensing agreement with an investee that granted the Company access to certain biomarker-related technology, and a $6 million write-down of a long-term investment based on the Company's assessment of the carrying value of the investment and the present value of its expected future cash flows. Both charges relate to businesses within the Life Sciences segment.

(All tabular amounts are in millions of Canadian dollars except where noted)

During 2004, the Company determined that the value of certain intangible assets was impaired (see note 8). As a result, these intangible assets were reduced by $15 million to their net realizable value. In 2004 and 2003, certain of the long-term investees of the Company experienced declines in value that were believed to be other than temporary. The Company recorded writedowns of $22 million and $77 million, respectively, to reduce the carrying value of these investments to an estimate of their net realizable value.

15. Income Taxes

a) Provision

The Company's effective income tax rate has the following components:

	2005 %	2004 %	2003 %
Combined Canadian federal and provincial tax rate	35.0	35.7	36.8
Increase (decrease) in tax rate as a result of:			
Research and development and pollution control incentives	(4.9)	(2.0)	(0.9)
Manufacturing and processing rate	(0.6)	(1.8)	(1.6)
Benefit of losses not previously recognized	(24.3)	(6.4)	-
Restructuring ineligible for tax recognition	10.3	-	1.7
Investment dispositions and writedowns	2.7	5.2	9.8
Tax rate on foreign operations	1.0	2.2	1.4
Federal capital taxes	2.7	1.4	1.2
Tax impact of minority interest and equity earnings	2.3	(2.7)	(0.2)
Stock option compensation	1.6	-	-
Other	(0.4)	(1.8)	(6.7)
	25.4	29.8	41.5
Impact of MDS Proteomics	-	16.9	6.4
	25.4	46.7	47.9

Tax recoveries were not recognized on elements of the restructuring provision that relate to foreign operations where full valuation allowances have been recorded with respect to existing tax assets.

b) Future tax assets and liabilities

Future tax assets and liabilities consist of the following temporary differences:

	2005	2004
Future tax assets		
Tax benefit of loss carryforwards	$ 160	$ 171
Book value in excess of tax basis	(4)	(1)
Investment tax credits	29	24
Provisions and reserves	15	4
Future tax assets before valuation allowance	200	198
Valuation allowance	(63)	(61)
	137	137
Future tax liabilities		
Book value in excess of tax basis	(73)	(72)
Tax on investment tax credits recognized for accounting purposes	(8)	(4)
Provisions and reserves	12	18
	(69)	(58)
Net future tax assets	$ 68	$ 79

c) Tax loss carryforwards

As at October 31, 2005, the Company has recorded future tax assets relating to income tax loss carryforwards of $160 million (2004 - $171 million) before valuation allowances. These assets relate to $437 million (2004 - $472 million) of tax loss carryforwards. Of the total losses, $49 million (2004 - $87 million) expire by 2011, $132 million (2004 - $100 million) expire between 2014 and 2025; and the remaining $256 million (2004 - $285 million) may be carried forward indefinitely.

d) Investment tax credits

During the year, the Company recognized investment tax credits relating to research performed in Canada on its own behalf and on behalf of certain customers of $14 million (2004 - $30 million). The amount recognized in the year is net of a $3 million increase to the valuation provision relating to the Company's operations in Montreal, Canada. These investment tax credits were attributable to salaries and other research-related expenditures and were recorded as a reduction of cost of revenues and research and development expenses.

16. Discontinued Operations

In 2005, the Board of Directors of the Company approved a strategic plan to focus the Company on the Life Sciences segment and to close or divest of certain early-stage pharmaceutical research services businesses. As a result, the Company has reclassified its distribution business, its diagnostics business located in Calgary, Alberta, and certain early-stage pharmaceutical research services businesses as discontinued operations. Subsequent to the year-end, the Company sold its distribution business for cash proceeds of $79 million.

In addition to the businesses identified above, discontinued operations include the Company's US diagnostics business, which was classified as discontinued in 2004, and a European-based generic radiopharmaceutical manufacturing business which was classified as discontinued in 2003.

During 2005, the Company ceased operations in the generic radiopharmaceutical business and completed its exit from the facility. Also in 2005, the Company completed the sale of its sole remaining US diagnostics operation and achieved final settlement of outstanding issues related to the sale of some US diagnostics businesses that occurred in 2004. As a result of these events, the Company recorded proceeds from the sale of discontinued operations totalling $11 million and a net gain of $6 million in 2005. Proceeds of $26 million were realized in 2004 associated with the US diagnostics operations sold in that year. During 2004, the Company also sold its laboratory operations in New York and Georgia in an asset purchase transaction. MDS realized a loss of $10 million on the sale which was subsequently reduced by the receipt of $2 million of contingent considerations based on the terms of the agreement. These gains and losses are included in the loss from discontinued operations as reported in the consolidated statements of income.

Pursuant to CICA Handbook Section 3475, ''Disposal of Long-lived Assets and Discontinued Operations'' (Section 3475), the revenues and expenses of the business have been netted and reported as loss from discontinued operations on the consolidated statements of income. Figures for 2004 and 2003 have been restated to reflect this presentation. The results of the discontinued operations for the years ended October 31 were as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All tabular amounts are in millions of Canadian dollars except where noted)

	2005		2004		2003
Revenues	$ 347	$	385	$	426
Cost of revenues	(289)		(317)		(349)
Selling, general and administration	(42)		(61)		(73)
Depreciation and amortization	(6)		(10)		(10)
Gain on the sale of discontinued operations	6		-		-
Net restructuring charges [1]	(3)		(1)		(22)
Goodwill write-down	(18)		-		-
Operating loss	(5)		(4)		(28)
Interest expense	(1)		(1)		(1)
Dividend and interest income	1		-		-
Income taxes	(4)		(4)		(3)
Minority interest	(2)		(3)		(2)
Loss from discontinued operations	$ (11)	$	(12)	$	(34)

[1] Included in the loss from discontinued operations are net restructuring charges associated with the plan of disposition as follows:

	2005		2004		2003
Operating costs	$ -	$	-	$	1
Provision for workforce reductions	4		-		14
Provision for uncollectible receivables	-		-		1
Provisions for contractual obligations and other	(1)		1		6
	$ 3	$	1	$	22

In accordance with Section 3475, long-lived assets classified as held for sale are measured at the lower of carrying value and fair value less costs to sell. Long-lived assets to be disposed of other than by sale are classified as held and used until disposed of. MDS has classified certain operations as held for sale in accordance with this Section. The sale of these operations is expected to occur within one year and, therefore, assets and liabilities associated with these operations have been classified as current. A provision of $15 million for the impairment of goodwill has been recorded for a certain operation to reflect the amount that is not expected to be recovered from the sale proceeds.

The following table provides the assets and related liabilities held for sale as at October 31:

	2005		2004
Assets held for sale			
Accounts receivable	$ 32	$	28
Inventories	24		22
Prepaid expenses	1		1
Current assets held for sale	57		51
Capital assets	31		20
Goodwill	26		41
	57		61
	114		112
Liabilities related to assets held for sale			
Current liabilities	38		27
Long-term debt	9		9
Future tax liabilities	2		2
Minority interest	1		1
	$ 50	$	39

To determine the assets held for sale related to those operations classified as discontinued operations, the Company is required to make estimates and assumptions that affect the reported amounts of these assets and liabilities and, therefore, these amounts are subject to measurement uncertainty. Actual amounts may differ from these estimates.

17. Earnings Per Share

	2005		2004		2003
Net income available to Common shareholders	$ 31	$	51	$	48
Weighted average number of Common shares outstanding – basic (in millions)	142		142		141
Impact of stock options assumed exercised (in millions)	-		1		1
Weighted average number of Common shares outstanding – diluted (in millions)	**142**		143		142

Options to purchase 4,148,000, 1,573,000 and 1,576,000 Common shares for the years ended October 31, 2005, 2004, and 2003, respectively, were not included in the computation of diluted earnings per share because these options have exercise prices which were greater than the average market price of MDS's Common shares for 2005.

18. Joint Ventures

The Company conducts certain of its businesses through incorporated and unincorporated joint ventures in which it holds various percentage interests. Following are condensed combined balance sheets and statements of income reflecting the Company's interests in joint venture operations:

	2005		2004		2003
Current assets	$ 31	$	33	$	36
Other assets	41		47		21
	$ 72	$	80	$	57
Current liabilities	$ 16	$	14	$	20
Equity	56		66		37
	$ 72	$	80	$	57
Net revenues	$ 188	$	211	$	227
Operating income	$ 60	$	102	$	121
Cash flow from operating activities	$ 78	$	91	$	149

Cash outflow from investing activities for the joint ventures totalled $10 million (2004 - $5 million; 2003 - $7 million). During the year, the joint ventures distributed $62 million (2004 - $100 million; 2003 - $133 million) to partners, of which the Company's share was 50%.

19. Stock-based Compensation

a) Stock option plan

The Company has a stock option plan (the Plan) primarily for senior management employees. Under the terms of the Plan, the Company may grant stock options to employees and certain others. The exercise price of stock options issued under the Plan equals the market price of the underlying shares on the date of the grant. Stock options granted up to October 31, 2005 vest evenly over five years and have a term of ten years. Those granted after October 31, 2005 will vest evenly over three years and have a term of seven years.

	2005		2004	
	Number (000s)	Weighted Average Exercise Price	Number (000s)	Weighted Average Exercise Price
Maximum available for issue	9,893		10,522	
Outstanding November 1	7,610	$ 17.63	8,462	$ 16.79
Granted	1,442	17.58	950	19.67
Exercised	(629)	12.59	(1,194)	12.06
Cancelled	(751)	20.44	(608)	20.08
Outstanding October 31	7,672	17.76	7,610	17.63
Options vested at year-end	4,661	$ 16.90	4,172	$ 15.69

Options outstanding at October 31, 2005 comprise:

		Options Outstanding		Options Exercisable	
Range of Exercise Prices	Weighted Average Remaining Contractual Life (Years)	Number (000s)	Weighted Average Exercise Price	Number (000s)	Weighted Average Exercise Price
$5.21 · $13.94	0.7	621	$ 8.98	621	$ 8.98
$13.95 · $15.70	3.3	1,639	14.57	1,639	14.57
$15.71 · $18.90	7.3	2,526	18.10	828	18.74
$18.90 · $21.75	7.5	2,014	20.73	854	20.93
$21.76 · $31.50	5.1	872	22.13	719	22.14
	5.7	7,672	$ 17.76	4,661	$ 16.90

Stock option compensation expense for 2005 was $3 million (2004 - $1 million), which has been recorded in selling, general and administration expenses.

Compensation expense for purposes of the pro forma disclosures described in note 19(b) has been determined in accordance with a methodology prescribed in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments".

The Company utilizes the Black-Scholes option valuation model to estimate the fair value of options granted based on the following assumptions:

	2005	2004	2003
Risk-free interest rate	3.8%	4.3%	5.5%
Expected dividend yield	0.7%	1.0%	1.0%
Expected volatility	.334	.317	.357
Expected time until exercise	5.19	5.25	5.25

The weighted average fair value of options granted was estimated to be $5.98 per Common share in 2005, $6.83 per Common share in 2004, and $8.01 per Common share in 2003.

The Black-Scholes option valuation method used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options that are fully transferable and have no vesting restrictions. This model requires the use of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics that are significantly different from those of traded options and because changes in any of these assumptions can materially affect the fair value estimate, in management's opinion, the existing models may not provide a reliable single measure of the fair value of its stock options.

b) Pro forma impact of stock-based compensation

Companies are required to calculate and disclose, in the notes to the consolidated financial statements, compensation expense related to the grant-date fair value of stock options for all grants of options for which no expense has been recorded in the consolidated statement of income. For MDS, this includes those stock options issued prior to November 1, 2003.

For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

	2005	2004	2003
Net income	$ 31	$ 51	$ 48
Compensation expense for options granted prior to November 1, 2003	(5)	(8)	(8)
Net income - pro forma	$ 26	$ 43	$ 40
Basic and diluted earnings per share	$ 0.18	$ 0.30	$ 0.28

c) Incentive Plans

Mid-term Incentive Plans
For fiscal years 2000 through 2003, the mid-term incentive plan was designed to reward participating executives for creating shareholder value that met or exceeded the returns of an appropriate index on the Toronto Stock Exchange over a three-year performance period. The participants were awarded units each year relative to the increase in such index over the three-year performance period. Vested units were received as either Restricted Share Units (RSUs), in which case cash was paid on vesting, or Deferred Share Units (DSUs), where payment is deferred until employment with the Company ends. Those units not vested were never paid.

Starting in fiscal year 2004, the mid-term incentive plan was based on specific operating margin improvement targets and achievement of defined change outcomes across the Company over a two-year performance cycle ending October 31, 2005. The plan replaced a portion of the annual stock option grants with Performance Share Units (PSUs). The units will vest and pay out from 0% to 200% of the target grant based on attainment of specified performance levels.

During 2005, the Company approved a PSU mid-term incentive plan for senior management (the 2006 MTIP). All PSUs under the 2006 MTIP will vest in two equal tranches, based on achieving specified share price hurdles of $22.00 and $26.00, respectively. The term of the PSUs is three years and payout will occur at the later of 24 months from the date of grant and achievement of each share price hurdle. Payout on certain PSUs will be in the form of DSUs, the balance will be paid in cash. No grants were made under the MTIP in 2005.

(All tabular amounts are in millions of Canadian dollars except where noted)

20. Employee Future Benefits

The Company sponsors various post-employment benefit plans including defined benefit and defined contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to its employees. All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefit plans are unfunded. Effective January 1, 2008, certain benefit plans were eliminated, resulting in a curtailment gain of $10 million, which was offset by a $6 million unamortized loss.

Defined Benefit Pension Plans - The formula for Canadian plans is based on the highest three or six average consecutive years' wages and requires employee contributions. A non-contributory Taiwanese plan is based on an employee's years of service and their compensation during the last month prior to retirement. A plan available to certain US employees is based on the participants' 60 highest consecutive months of compensation and their years of service.

The Company uses an October 31 measurement date for the majority of its plans. The most recent actuarial valuations of the majority of the pension plans for funding purposes were as of January 1, 2004, and the next required valuations will be as of January 1, 2007.

Defined Contribution Pension Plans - The Company sponsors a registered pension plan for certain senior executives. Contributions are based on 10%-15% of the employee's annual earnings. In addition, the Company sponsors a contributory pension plan for a subsidiary where the employees' contributions are based on a percentage of their pensionable earnings and the Company's contribution is based on the length of pensionable services. During 2005, the Company contributed $2 million (2004 - $2 million) to the defined contribution pension plans.

Other Benefit Plans – These include a supplemental retirement arrangement, a retirement/termination allowance and post-retirement benefit plans, which include contributory health and dental care benefits and contributory life insurance coverage. Individuals must retire to be eligible.

The net periodic benefit costs for the Company's post-employment benefit plans comprise the following components:

	Pensions		Other Benefit Plans	
	2005	2004	2005	2004
Service cost	$ 5	$ 6	$ 2	$ 1
Interest cost	11	10	2	2
Expected return on plan assets	(13)	(12)	-	-
Recognized actuarial gain	1	-	-	-
Amortization of net transition asset	(3)	(3)	-	-
Curtailment gain	-	-	(4)	-
Net periodic benefit cost	$ 1	$ 1	$ -	$ 3

The following assumptions were used in the determination of the net periodic benefit cost:

		Pensions		Other Benefit Plans	
		2005	2004	2005	2004
Expected rate of return on plan assets		6.75%	7.0%	n/a	n/a
Discount rate - obligation		5.25%	6.25%	5.25%	6.25%
Discount rate - expense		6.25%	6.25%	6.25%	6.50%
Rate of compensation increase		4.25%	4.25%	4.50%	4.25%
Health care cost trend rate	first five years	n/a	n/a	10.0%	10.0%
	thereafter	n/a	n/a	5.0%	5.0%

The assumed health care cost trend rate used in determining the benefit cost for 2005 is 10% (2004 – 10%), decreasing to an ultimate level of 5% after five years (2004 - 5%). The assumed current dental trend rate used in determining the benefit cost for 2005 is 4.5% (2004 - 4.5%), which is expected to be maintained after five years.

The average remaining service period of the active employees covered by the pension plans and the other retirement benefits for 2005 is 14 years (2004 – 14 years; 2003 - 15 years).

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have had the following impact in 2005:

	1% Increase	1% Decrease
Change in net benefit cost	$ -	$ -
Change in benefit obligation	2	(1)

Changes in the benefit obligations for the plans were as follows:

	Pensions		Other Benefit Plans	
	2005	2004	2005	2004
Benefit obligations – beginning of year	$ 186	$ 172	$ 29	$ 27
Service cost – pension	6	6	2	1
Interest cost	11	11	2	2
Benefits paid	(6)	(3)	(1)	(1)
Currency translation adjustment	-	-	-	(1)
Actuarial losses	7	-	5	1
Curtailments	-	-	(10)	-
Total benefit obligations – end of year	$ 204	$ 186	$ 27	$ 29

Changes in the assets of the plans were as follows:

	Pensions		Other Benefit Plans	
	2005	2004	2005	2004
Plan assets at fair value – beginning of year	$ 199	$ 183	$ -	$ -
Actual return on plan assets	25	18	-	-
Benefits paid	(6)	(7)	(1)	(1)
Company contributions	3	3	1	1
Participant contributions	2	2	-	-
Plan assets at fair value – end of year	$ 223	$ 199	$ -	$ -

Amounts recognized in the Company's consolidated statements of financial position consist of:

	Pensions		Other Benefit Plans	
	2005	2004	2005	2004
Plan assets in excess of (less than) projected obligations	$ 19	$ 13	$ (27)	$ (29)
Unrecognized actuarial gains	21	23	4	5
Unrecognized past service costs	-	-	(1)	(1)
Unrecognized net transition asset	(27)	(29)	-	-
	$ 13	$ 7	$ (24)	$ (25)

(All tabular amounts are in millions of Canadian dollars except where noted)

The percentage of fair value of total pension plan assets held at October 31, 2005 is as follows:

	2005	2004
Asset category	Percentage of Plan Assets	Percentage of Plan Assets
Fixed income	34.8%	35.4%
Equities	60.6%	64.5%
Cash	4.6%	0.1%
Total	100%	100%

21. Cash Flow

Adjustments to reconcile net income to cash provided by continuing operating activities include:

Items not affecting current cash flows:

	2005	2004	2003
Impairment of goodwill	$ 3	$ 63	$ -
Depreciation and amortization	69	65	68
Deferred income	(15)	(17)	-
Minority interest	11	2	6
Future income taxes	(5)	(29)	32
Equity earnings - net of distribution	12	1	-
Impairment of long-term investments *(note 14)*	6	22	77
Impairment of intangible assets *(note 14)*	8	15	-
Gain on sale of businesses and investments *(note 14)*	-	(4)	(12)
Write-down of capital assets *(notes 3 and 13)*	7	10	10
Stock option compensation	3	1	-
Net gain on reorganization of MDS Proteomics *(note 14)*	-	(8)	-
Gain on sale of discontinued operations *(note 16)*	(6)	-	-
Unrealized loss on interest rate swaps *(notes 14 and 25)*	3	-	-
Other	(5)	2	2
	$ 91	$ 123	$ 183

Changes in non-cash working capital balances:

	2005	2004	2003
Accounts receivable	$ (3)	$ (52)	$ 51
Unbilled revenue	(32)	4	-
Inventories	(4)	23	(45)
Accounts payable, accrued liabilities and deferred revenue	60	(14)	13
Income taxes	(8)	26	7
Other	(1)	9	(22)
	$ 12	$ (4)	$ 4

22. Segmented Information

Management has determined that the Company operates within two dominant segments - Life Sciences and Health. These segments are organized predominantly around customer groups identified for the businesses.

Life Sciences businesses supply products and services to manufacturers of medical products such as pharmaceuticals, medical devices and supplies. The products and services provided by Life Sciences businesses include pharmaceutical contract research services, medical isotopes and advanced analytical equipment.

Health businesses are focused on the provision of products and services to individuals and to institutions that provide health care services to consumers. Health products and services are now limited to clinical laboratory testing and related services.

The historical information for MDS Proteomics Inc. has been maintained in the following tables for information purposes only. MDS Proteomics was focused on research and development in the field of proteomic-enabled drug discovery. MDS Proteomics' products and services included capabilities in proteomics systems, technology, drug design, screening and biology.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no significant inter-segment transactions.

The information presented below is for continuing operations. For comparability purposes, the Proteomics segment results for 2003 and 2004 have also been excluded.

Operating results

		Net Revenues	Operating Income Before Restructuring	Restructuring Charges	Depreciation and Amortization
Life Sciences	**2005**	**$ 1,154**	**$ 86**	**$ (55)**	**$ 61**
	2004	1,141	168	(8)	52
	2003	1,055	207	(19)	47
Health - diagnostics	**2005**	**335**	**62**	**(17)**	**8**
	2004	338	63	(5)	6
	2003	333	39	(9)	10
Total	**2005**	**$ 1,489**	**$ 148**	**$ (72)**	**$ 69**
	2004	1,479	231	(13)	58
	2003	1,388	246	(28)	57

Operating results for MDS Proteomics for 2004 and 2003 were as follows: Net revenues for 2004 - nil; 2003 - $1 million; operating income (loss) before restructuring for 2004 - ($81) million; 2003 - ($32) million; and depreciation and amortization of capital assets and other intangible assets for 2004 - $7 million; 2003 - $11 million.

Financial position

		Total Assets	Additions[1] Capital Assets	Additions[1] Goodwill	Investment in Investees Subject to Significant Influence
Life Sciences	**2005**	**$ 2,093**	**$ 125**	**$ 6**	**$ 30**
	2004	2,013	107	15	41
	2003	1,897	102	6	52
Health - diagnostics	**2005**	**$ 473**	**$ 8**	**$ -**	**$ 10**
	2004	512	1	2	11
	2003	305	15	-	10
Total	**2005**	**$ 2,566**	**$ 133**	**$ 6**	**$ 40**
	2004	2,525	108	17	52
	2003	2,202	117	6	62

[1]Total assets exclude assets held for sale relating to discontinued operations.

Total assets of MDS Proteomics in 2004 was nil and in 2003 were $186 million. MDS Proteomics had no additions of capital assets, goodwill or investments in 2004 and 2003.

(All tabular amounts are in millions of Canadian dollars except where noted)

Total assets held for sale were $114 million (2004 - $112 million; 2003 - $123 million).

Revenues by customer location

		Canada	US	Europe	Asia	Other
Life Sciences	**2005**	**$ 69**	**$ 583**	**$ 333**	**$ 117**	**$ 52**
	2004	57	584	308	82	110
	2003	72	530	280	114	59
Health - diagnostics	**2005**	**$ 335**	**$ -**	**$ -**	**$ -**	**$ -**
	2004	337	-	1	-	-
	2003	333	-	-	-	-
Total	**2005**	**$ 404**	**$ 583**	**$ 333**	**$ 117**	**$ 52**
	2004	394	584	309	82	110
	2003	405	530	280	114	59

Revenues by customer location for MDS Proteomics were nil for all locations, except in 2003, where revenues in Canada were $1 million.

Export sales by Canadian operations during 2005 amounted to approximately $666 million (2004 - $773 million; 2003 - $714 million).

Capital assets and goodwill by geographic location

		Canada	US	Europe	Asia	Goodwill
Life Sciences	**2005**	**$ 693**	**$ 63**	**$ 53**	**$ 4**	**$ 478**
	2004	537	121	85	3	485
	2003	552	67	45	2	491
Health - diagnostics	**2005**	**$ 28**	**$ -**	**$ -**	**$ -**	**$ 63**
	2004	35	3	1	-	63
	2003	52	15	-	-	72
Total	**2005**	**$ 721**	**$ 63**	**$ 53**	**$ 4**	**$ 541**
	2004	575	121	86	3	548
	2003	604	67	45	2	563

As a result of the reorganization, capital assets by geographical location for MDS Proteomics were nil in 2004 for all locations. In 2003, MDS Proteomics capital assets were $25 million, $4 million and $1 million in Canada, US, and Europe, respectively. Goodwill relating to MDS Proteomics in 2003 was $116 million.

Revenues by products and services

		Isotopes	Analytical Equipment	Pharmaceutical Research Services	Clinical Laboratory Services
Total	**2005**	**$ 325**	**$ 286**	**$ 543**	**$ 335**
	2004	350	282	509	338
	2003	308	270	477	333

23. Commitments and Contingencies

As at October 31, 2005, the Company is obligated under premises and equipment leases and other long-term contractual commitments to make minimum annual payments of approximately:

	Operating Leases		Other Contractual Commitments
2006	$	35	$	90
2007		30		68
2008		24		62
2009		20		60
2010		18		55
Thereafter		25		147
	$	152	$	482

Rental expense under premises and equipment leases for the year ended October 31, 2005 was $47 million (2004 - $51 million; 2003 - $52 million).

Included in other contractual commitments above is $254 million associated with long-term supply arrangements and other long-term commitments with major electricity producers comprising the majority of the Company's expected cobalt purchase. In addition, the Company is party to a construction contract for the building of two special purpose reactors and a related processing facility.

Other contractual commitments included a remaining five-year commitment totalling $211 million (2004 - $256 million) relating to the outsourcing of the information technology infrastructure, and a $10 million commitment (2004 - $15 million) in the next year for the implementation of a common business system across the Company.

In 2003, the Company entered into a three-year sale-leaseback transaction for certain of its computer equipment with carrying values of approximately $12 million.

24. Guarantees

In 2003, the Company undertook to guarantee a bank loan of $20 million on behalf of an investee, Hemosol Corp. (the Borrower), in exchange for warrants in the Borrower. This loan is secured by a fixed and floating charge over all the assets of the Borrower. Under the guarantee, MDS was subrogated to and took an assignment of the rights and remedies of the bank under the loan. This guarantee initially expired on June 20, 2005. In consideration for providing the initial guarantee, MDS received 1.5 million warrants to purchase common shares of the Borrower, of which 1.25 million warrants were immediately exercisable at a price of $4.00 per share. As part of the reorganization of Labs LP, MDS surrendered 0.6 million warrants related to this guarantee.

In the second quarter of 2005, the term of the Borrower's credit facility was extended to May 25, 2007, and the guarantee was extended from June 20, 2005 to June 30, 2007. As consideration for the extension, the Company received warrants to purchase up to 0.7 million common shares of the Borrower at an exercise price of $3.36 per share with a term of five years from the date of issuance. The Company believed that the fair value of the units was nominal, and accordingly, ascribed no value to these units.

(All tabular amounts are in millions of Canadian dollars except where noted)

Subsequent to year-end, the Borrower entered receivership. As a result of the receivership, the Borrower's bank has requested payment by the Company of the amounts due on the bank loan. On December 8, 2005 the Company remitted $20 million to the bank and, in turn, assumed the loan and senior security position held by the bank. MDS has agreed to provide up to $1 million of debtor-in-possession financing in conjunction with another secured vendor who ranks second to MDS in preference. This funding will rank in preference to MDS's existing secured position. Due to measurement uncertainty, the Company is not able to determine if sufficient proceeds from the sale of the assets of the Borrower will be available to recover the Company's investment.

Other guarantees for which the Company is contractually obligated to make payments in the event of a default by a third party or due to its inability to meet certain performance-based obligations total approximately $11 million (2004 - $10 million).

25. Financial Instruments

a) Foreign currency and interest rate contracts

The Company uses foreign currency forward and option contracts to manage its foreign exchange risk. Certain Canadian operations of the Company are expected to have net cash inflows in 2006 and subsequent years denominated in US dollars. The Company enters into foreign exchange contracts to hedge a substantial portion of these cash flows. The Company uses interest rate swap contracts to manage its exposure to interest rate risk on certain of its debt obligations.

As of October 31, 2005, the Company had outstanding foreign exchange contracts and options in place to sell up to US$139 million, and in certain circumstances up to US$179 million, at a weighted average rate of C$1.22, maturing over the next eight months. The Company also had interest rate swap contracts that exchanged a notional amount of US$80 million of debt from a fixed to a floating interest rate. The interest rate swap contracts are designated as hedges; however, in the fourth quarter, the hedge effectiveness test was not met and a $3 million loss was recorded in other expenses (see note 14).

b) Credit risk

Certain of the Company's financial assets, including cash and cash equivalents, are exposed to credit risk. The Company may, from time to time, invest in debt obligations and commercial paper of governments and corporations. Such investments are limited to those issuers carrying an investment-grade credit rating. In addition, the Company limits the amount that is invested in issues of any one government or corporation.

The Company is also exposed, in its normal course of business, to credit risk from its customers. Approximately 10% of the outstanding accounts receivable at October 31, 2005 are due from Canadian provincial health authorities. No other single party accounts for a significant balance of accounts receivable.

c) Fair value

Cash equivalents, accounts receivable, accounts payable and accrued liabilities, and income taxes - These assets and liabilities have short periods to maturity and the carrying values contained in the consolidated statements of financial position approximate their estimated fair value.

Foreign exchange and interest rate swap contracts - As at October 31, 2005, the carrying amounts and fair values for all derivative financial instruments are as follows:

		2005			2004
	Carrying Amount	Fair Value	Carrying Amount		Fair Value
Net asset (liability) position:					
Currency forward and option - assets	$ 4	$ 7	$ -	$	41
Currency forward and option - liabilities	$ (1)	$ **(1)**	$ (1)	$	-
Interest rate swap and option contracts	$ (3)	$ **(3)**	$ -	$	3

Of the net $6 million fair value of currency forwards and options, the fair market value of currency options not eligible for hedge accounting amounted to $2 million at October 31, 2005. These contracts are included in accounts payable and accrued liabilities and are marked to market each period. The Company recorded a $4 million gain in 2005 as a result of marking these options to market.

26. Cumulative Translation Adjustment

Unrealized translation adjustments arise from the translation into Canadian dollars of the Company's net investment in self-sustaining foreign operations and the revaluation of certain hedged items. As at October 31, 2005, the Company had a cumulative translation adjustment loss of $26 million largely resulting from the impact of the declining value of the US dollar on the Company's net investment in its US operations.

The Company has designated its US-dollar senior unsecured notes payable as a hedge of the net investment in these US operations. Unrealized currency-related gains or losses resulting from the translation of these notes into Canadian dollars are recorded in the cumulative translation account due to this hedging relationship.

27. Comparative Figures

Certain figures for previous years have been reclassified to conform with the current year's consolidated financial statement presentation.

The Company has redesignated a portion of the goodwill pertaining to its pharmaceutical research operations as a US dollar-denominated asset. As a result, the carrying value of this goodwill has been adjusted to reflect the prevailing exchange rate between the Canadian dollar and the US dollar at each period-end. This resulted in a reduction in the carrying value of goodwill at October 31, 2004 of $76 million and a corresponding reduction in the value of the cumulative translation account.

(All tabular amounts are in millions of Canadian dollars except where noted)

28. Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The principles adopted in these financial statements conform in all material respects to those of US GAAP except as summarized below. Significant differences between Canadian and US GAAP would have the following effect on net income of the Company:

	2005	2004[1]	2003[1]
Net income from continuing operations in accordance with Canadian GAAP	$ 42	$ 63	$ 82
US GAAP adjustments:			
Unrealized gains (losses) on foreign exchange contracts and interest rate swaps (i)	(39)	(10)	46
Deferred development costs (ii)	(15)	-	(2)
Dilution gains (iii)	-	(8)	-
Impairment of long-term investment (iv)	-	-	21
Acquired in-process research and development (v)	-	(3)	-
Stock-based compensation (vi)	-	-	(2)
(Increase) reduction in income tax expense arising from GAAP adjustments	17	8	(15)
Net income from continuing operations in accordance with US GAAP	5	50	130
Net income from discontinued operations in accordance with Canadian and US GAAP - net of tax	(11)	(12)	(34)
Net income in accordance with US GAAP	(6)	38	96
Comprehensive income adjustments (vii):			
Unrealized loss on share investments – net of tax	(7)	(10)	(33)
Cumulative translation adjustment	(14)	4	(14)
Comprehensive income (loss)	$ (27)	$ 32	$ 49
Basic and diluted earnings (loss) per share in accordance with US GAAP			
- from continuing operations	$ 0.04	$ 0.35	$ 0.92
- from discontinued operations	(0.08)	(0.08)	(0.24)
	$ (0.04)	$ 0.27	$ 0.68

[1]During 2005, the Company determined that amounts previously identified as pre-commissioning costs for US GAAP purposes were capital in nature. Accordingly, net income under US GAAP for 2004 and 2003 has been increased by $11 million and $10 million, respectively, and retained earnings for 2004 has been increased by $47 million.

i) Foreign Exchange Contracts and Interest Rate Swaps - The Company designates certain foreign exchange forward contracts as hedges of future revenue streams and interest rate swap contracts as hedges of interest obligations. Under Canadian GAAP, the resulting gains and losses on the contracts are recorded in operations in the period in which a contract matures. Under US GAAP, these contracts would not qualify for hedge accounting, and, accordingly, such contracts are carried at fair value with changes in fair value reflected in earnings.

ii) Deferred Development Costs - Under Canadian GAAP, qualifying product development costs are capitalized and amortized over the future periods benefited. Under US GAAP, such costs are expensed as incurred.

iii) Dilution Gains – Under Canadian GAAP, dilution gains associated with development-stage subsidiaries are recorded as income. Under US GAAP, such gains are not recognized.

iv)   Impairment of Long-Term Investment - Under Canadian GAAP, certain securities are recorded at cost less any provision for declines in value considered to be other than temporary, and related gains or losses are included in income when realized. Under US GAAP, certain securities that are considered to be available for sale are reported at fair market value. Unrealized holding gains and losses on securities considered available for sale are recorded as a component of comprehensive income until realized. A decline in the fair value of securities available for sale that is considered other than temporary in nature is to be reported as a component of net income.

For MDS, effective November 1, 2006, the Company will adopt CICA Handbook Section 1530 "Comprehensive Income", which will eliminate the above GAAP difference for all periods subsequent to 2006.   The 2003 adjustment was made to reflect a write-off of an investment under Canadian GAAP, which was written off under US GAAP in prior periods.

v)   Acquired In-Process Research and Development - Under Canadian GAAP, the cost of in-process research and development acquired as a result of a business combination is capitalized and amortized over its estimated useful life. Under US GAAP, such costs are charged to income at the date of acquisition.

vi)   Stock-Based Compensation – Under Canadian GAAP, the premium paid on stock options that are repurchased for cancellation, net of applicable taxes, is charged to retained earnings. Under U.S. GAAP as prescribed by APB 25, where cash payments are made in respect of options issued prior to July 1, 2000, or where options are issued having a strike price below fair market value, the premium paid or the intrinsic value is considered to be compensation expense and deducted from income.

vii)   Comprehensive Income – US GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

The Company has interests in certain jointly controlled entities that are proportionately consolidated under Canadian GAAP. Under US GAAP, such interests are accounted for by the equity method. Net income, earnings per share and shareholders' equity under US GAAP are not impacted by the proportionate consolidation of these interests. Summary balance sheets and income statements, along with certain cash flow information, for the Company's investments in jointly controlled entities are provided in note 18.

Under Canadian GAAP, CICA Handbook Section 3860, "Financial Instruments", requires the separate presentation of the debt and equity components of a debt instrument when such an instrument can be settled by the issuance of common shares and is convertible into equity of the Company by the issuer. Interest related to the equity component is charged to shareholders' equity through the accretion of equity component of debentures payable. Under US GAAP, Financial Accounting Standards Board 133, "Accounting for Derivative Instruments and Hedging Activities", does not permit a portion of the proceeds from the issuance of this type of convertible security to be accounted for as attributable to the conversion feature. As a result, under US GAAP, the net loss would have increased by the amount of interest, which is immaterial in 2003, accreted to the equity component of the convertible debentures, and long-term debt would increase by $11 million and minority interest would decrease by a similar amount. During 2004, the Company deconsolidated MDS Proteomics, where the debt was recorded and, therefore, the debt and the equity component no longer exist.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All tabular amounts are in millions of Canadian dollars except where noted)

The following table indicates the significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under US GAAP. The revised amounts would have been as follows:

		2005		2004
Accounts receivable and other	$	281	$	318
Long-term future tax assets		133		133
Long-term investments		79		89
Other intangible assets		40		49
Long-term future tax liabilities		71		76
Accumulated comprehensive loss		(76)		(55)
Additional paid-in capital		90		90
Retained earnings		484		526

Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new US GAAP standards that have not yet been adopted due to delayed effective dates.

a)   In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, "Inventory Costs" (SFAS 151). SFAS 151 requires that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) be recognized as current period charges rather than capitalized as a component of inventory costs. In addition, SFAS 151 requires allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred in fiscal periods beginning after June 15, 2005. The guidance should be applied prospectively.

(b)   In December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payment" (SFAS 123R), which requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the consolidated financial statements based on their fair values. SFAS 123R also modifies certain measurement and expense recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation'' (SFAS 123), that will impact MDS, including the requirement to estimate employee forfeitures each period when recognizing compensation expense, and requiring that the initial and subsequent measurement of the cost of liability-based awards each period be based on the fair value (instead of the intrinsic value) of the award. This statement is effective for MDS as of January 1, 2006; however, since MDS previously elected to expense employee stock-based compensation using the fair value method prospectively for all awards granted or modified on or after November 1, 2003 in accordance with Canadian GAAP, management has determined that there is no longer a GAAP difference.

(c)   In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (SFAS 154), which replaces "Accounting Principles Board (APB) Opinion No. 20, Accounting Changes", and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28". SFAS 154 provides guidance on the accounting for and reporting of changes in accounting principles and error corrections. SFAS 154 requires retrospective application to prior period financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. SFAS 154 also requires certain disclosures for restatements due to correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and is required to be adopted by MDS as of November 1, 2006. The impact that the adoption of SFAS 154 will have on MDS's consolidated results of operations and financial condition will depend on the nature of future accounting changes adopted by MDS and the nature of transitional guidance provided in future accounting pronouncements.

ELEVEN YEAR FINANCIAL SUMMARY
Years ended October 31
(millions of Canadian dollars except per share data)

	2005	2004	2003	2002
Operating results				
Net revenues	$ 1,489	$ 1,479	$ 1,388	$ 1,353
Operating income from continuing operations before goodwill amortization	76	137	186	200
Operating income from continuing operations before unusual items	172	226	239	207
Net income from continuing operations before unusual items	138	151	141	105
Net income from continuing operations before goodwill amortization	42	63	82	98
Net income	31	51	48	105
Financial position				
Working capital	400	429	360	301
Capital assets	841	785	776	740
Other long-term assets	861	885	1,013	1,081
Total assets	2,680	2,637	2,565	2,542
Long-term debt	468	485	542	615
Shareholders' equity	1,425	1,421	1,426	1,354
Capital employed	1,649	1,631	1,771	1,841
Cash flow				
Cash from operations	135	182	269	186
Net share capital issued (repurchased)	(2)	1	1	0
Cash dividends paid	14	9	10	10
Capital assets purchased	126	108	117	152
Acquisitions (divestitures)	(4)	(25)	(23)	(7)
Net issue (repayment) of long-term debt	(1)	(2)	22	58
Per share data				
Earnings per share from continuing operations before unusual items	0.97	1.11	1.20	1.01
Earning s per share from continuing operations before goodwill amortization	0.30	0.45	0.57	0.69
Earnings per share – basic	0.22	0.36	0.34	0.75
Dividends paid	0.1300	0.0852	0.1000	0.0932
Book value per share	10.05	10.02	10.10	9.63
Price range	21.65 to 15.39	23.20 to 18.17	23.95 to 17.43	25.10 to 18.48
Weighted average shares outstanding (millions)	142	142	141	140
Statistics and Ratios				
Current ratio	1.63	1.91	1.86	1.71
Long-term debt to equity	0.33	0.34	0.38	0.45
Return on average equity	2%	4%	3%	8%
Pre-tax return on capital employed	10%	13%	13%	12%

2001	2000	1999	1998	1997	1996	1995
$ 1,236	$ 1,093	$ 853	$ 723	$ 696	$ 747	$ 643
140	182	155	98	106	91	74
140	196	144	118	106	92	74
15	93	87	56	57	49	32
107	134	96	49	63	52	35
73	110	82	44	63	50	35
221	312	82	79	43	91	61
661	598	427	319	252	227	193
1,060	996	444	366	341	287	228
2,402	2,372	1,299	1,069	938	889	730
553	551	213	191	146	183	139
1,243	1,185	669	506	473	418	356
1,687	1,619	934	874	759	590	512
77	169	128	104	122	82	74
(6)	186	87	(12)	(8)	38	(1)
10	8	6	6	5	4	4
115	135	143	94	55	34	30
15	214	53	26	6	70	33
(16)	256	17	39	38	(32)	40
0.64	0.82	0.74	0.64	0.58	0.48	0.36
0.77	1.08	0.83	0.45	0.63	0.50	0.37
0.52	0.86	0.70	0.51	0.58	0.47	0.34
0.863	0.0788	0.0713	0.0638	0.0563	0.0500	0.0438
8.90	8.50	5.62	4.48	4.19	3.95	3.40
30.00 to	31.90 to	17.43 to	17.25 to	17.38 to	9.56 to	5.00 to
16.66	13.12	13.76	12.00	9.35	5.00	3.31
139	128	117	113	113	109	104
1.48	1.67	1.24	1.36	1.14	1.32	1.25
0.45	0.46	0.32	0.38	0.31	0.44	0.39
6%	12%	14%	9%	14%	13%	10%
8%	15%	16%	16%	18%	18%	16%